Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of August 4, 2006

among

ARROW CAPITAL US INC.,

ARROW SUBSIDIARY CORPORATION,

DELEK GROUP LTD.

(only for purposes of Section 8.8 hereof)

and

REPUBLIC COMPANIES GROUP, INC.

(i)

ARTICLE VI	CONDITIONS PRECEDENT	47

6.1	Conditions to Each Party’s Obligation To Effect the Merger	47
6.2	Conditions to Obligations of Arrow	48
6.3	Conditions to Obligations of Republic	49

ARTICLE VII	TERMINATION AND AMENDMENT	49

7.1	Termination	49
7.2	Effect of Termination.	50
7.3	Expenses	51
7.4	Amendment	52
7.5	Extension; Waiver	52

ARTICLE VIII	GENERAL PROVISIONS	52

8.1	Nonsurvival of Representations, Warranties and Agreements	52
8.2	Notices	52
8.3	Interpretation	53
8.4	Counterparts	53
8.5	Entire Agreement; No Third Party Beneficiaries	54
8.6	Governing Law	54
8.7	Submission to Jurisdiction: Waivers	54
8.8	Arrow Parent Guarantee.	54
8.9	Severability	57
8.10	Assignment	57
8.11	Enforcement	57
8.12	WAIVER OF JURY TRIAL	57

(ii)

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	5.4(a)
Affected Employee	5.7(a)
Agreement	Preamble
Arrow	Preamble
Arrow Material Adverse Effect	3.2(b)(ii)
Arrow Parent	Preamble
Business Day	1.2
Bylaws	3.1(a)(ii)
Certificate of Incorporation	3.1(a)(ii)
Certificate of Merger	1.3
Change in Republic Recommendation	7.1(d)
Closing	1.2
Closing Date	1.2
Code	2.3(g)
Common Stock	2.1(a)
Confidentiality Agreement	5.2(b)
DGCL	1.1
Dissenting Shares	2.2(a)
Effective Time	1.3
Environmental Laws	3.1(dd)(v)
Environmental Permits	3.1(dd)(v)
ERISA	3.1(j)(i)
Exchange Act	3.1(c)(iii)
Exchange Agent	2.3(a)
Exchange Period	2.3(b)
Executive Employment Agreements	Recitals
Finite Insurance Agreement	3.1(aa)(ii)
Guarantee	8.8(a)
Guaranteed Obligations	8.8(a)
Guaranteed Payments	8.8(a)
Governmental Entity	3.1(c)(iii)
HSR Act	3.1(c)(iii)
Indemnified Liabilities	5.6(a)
Indemnified Parties	5.6(a)
Insurance Approvals	3.1(c)(iii)
Insurance Laws	3.1(w)(i)
KBW	3.1(s)
Lien	3.1(c)(ii)
Merger	1.1
Merger Consideration	2.1(a)
Merger Sub	Preamble
Multiemployer Plans	3.1(j)(i)
NASDAQ	3.1(c)(iii)
Net Income Per Share	5.1(a)(ii)

(iii)

Notice of Republic Stockholders Meeting	3.1(u)(i)
Notice of Superior Proposal	7.1(e)
Obligations	8.8(a)
Option Consideration	2.4
Options	2.4
Outstanding Option(s)	2.4
Per Share Amount	2.1(a)
Post Closing Plans	5.7(b)
Preferred Stock	5.7(b)(i)
Producer	3.1(z)(i)
Producer Agreements	3.1(z)(ii)
Proxy Statement	5.1(a)
Purchaser Defense	8.8(g)
Q2 Dividend Deficit	5.1(a)(ii)
Republic	Preamble
Republic Actuarial Analyses	3.1(x)(vi)
Republic Benefit Plans	3.1(j)(i)
Republic Board Approval	3.1(n)
Republic Common Group	3.1(h)(viii)
Republic Contracts	3.1(i)
Republic Disclosure Letter	Article 3
Republic Insurance Contracts	3.1(x)(ii)
Republic Insurer	3.1(b)(v)
Republic Intellectual Property	3.1(q)(i)
Republic Material Adverse Effect	3.1(a)(iv)
Republic Permits	3.1(e)(i)
Republic Proposal	7.2(b)
Republic Reinsurance Agreements	3.1(aa)(i)
Republic SAP Statements	3.1(w)(i)
Republic SEC Documents	3.1(d)(i)
Republic Stock Plans	3.1(b)(i)
Republic Stockholders Meeting	5.1(b)
Republic’s Current Premium	5.6(b)
Required Republic Vote	3.1(o)
Requisite Regulatory Approvals	6.1(c)
SAP	3.1(w)(i)
Sarbanes-Oxley Act	3.1(e)(ii)(A)
Scheduled Investments	3.1(ff)(i)
SEC	3.1(d)(i)
Securities Act	3.1(d)(i)
Stock Rights	2.4
Stockholders Agreement	Recitals
Subsequent Republic SAP Statements	5.13
Subsequent Scheduled Investments	5.14
Subsidiary	3.1(a)(iv)
Superior Proposal	5.4(e)

(iv)

Surviving Corporation	1.1
Tax	3.1(h)(xviii)
Tax Asset	3.1(h)(xviii)
Tax Claim	3.1(v)
Tax Return	3.1(h)(xviii)
Tax Ruling	3.1(h)(xviii)
Tax Sharing Agreement	3.1(h)(xviii)
Taxing Authority	3.1(h)(xviii)
Termination Fee	7.2(b)
Trailing Dividend Amount	5.1(a)(ii)
Transacted	3.1(z)(i)
Transfer Taxes	5.8(c)
Violation	3.1(c)(ii)
Voting Debt	3.1(b)(ii)

(v)

AGREEMENT AND PLAN OF MERGER, dated as of August 4, 2006 (this “Agreement”), among ARROW CAPITAL US INC., a Delaware corporation (“Arrow”), ARROW SUBSIDIARY CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Arrow (“Merger Sub”), DELEK GROUP LTD., a corporation organized under the laws of Israel (“Arrow Parent”) (only for purposes of Section 8.8 hereof), and REPUBLIC COMPANIES GROUP, INC., a Delaware corporation (“Republic”).

WHEREAS, the Boards of Directors of Arrow and Republic have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, a business combination transaction between Merger Sub and Republic upon the terms and subject to the conditions set forth herein;

WHEREAS, Arrow Parent has agreed, pursuant to Section 8.8 hereof, to guarantee the prompt and complete payment of amounts due and payable by, and performance of the obligations of, Arrow and Merger Sub under this Agreement;

WHEREAS, Arrow and Republic desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, as a condition and inducement to Arrow and Merger Sub entering into this Agreement, concurrently with the execution and delivery of this Agreement, (i) Arrow and certain holders of shares of Common Stock are entering into a stockholders agreement (the “Stockholders Agreement”), pursuant to which, among other things, the stockholders party thereto have agreed, subject to the terms thereof, to vote their shares of Common Stock in favor of the adoption of this Agreement and the transactions contemplated hereby and (ii) Republic is entering into employment agreements with certain of its executive officers (the “Executive Employment Agreements”), which Executive Employment Agreements shall take effect upon the consummation of the Merger;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into Republic (the “Merger“), the separate corporate existence of Merger Sub shall cease, and Republic shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on the date that is the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date), unless another time or date is agreed to in writing by the parties hereto (the actual date and time of the Closing are herein referred to as the “Closing Date”). The Closing shall be held at the offices of LeBoeuf, Lamb, Greene & MacRae LLP, in New York, New York, unless another place is agreed to in writing by the parties hereto. “Business Day” as used herein shall mean any day other than a Saturday, Sunday or other day on which banking institutions in New York, Delaware or Israel are obligated by law or executive order to be closed.

1.3 Effective Time of the Merger. Subject to the provisions of this Agreement, on or prior to the Closing Date, Republic shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other subsequent date or time as Arrow and Republic may agree and specify in the Certificate of Merger (the “Effective Time”).

1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Republic and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Republic and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5 Certificate of Incorporation and Bylaws of Surviving Corporation. At the Effective Time, the Certificate of Incorporation of Republic shall be amended and restated in the form of the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, subject to Section 5.6(b), until thereafter amended in accordance with Delaware law and such Certificate of Incorporation; provided, however, that as of the Effective Time such Certificate of Incorporation shall provide that the name of the Surviving Corporation is “Republic Companies Group, Inc.” The Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the next annual meeting (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of Republic immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of Republic or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either Republic or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

TREATMENT OF SHARES

2.1 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Republic or the holder of any of the following securities:

(a) Conversion of Republic Capital Stock. Each share of Republic Common Stock, par value $0.01 per share (the “Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock to be canceled pursuant to Section 2.1(b) and any Dissenting Shares) shall be cancelled and extinguished and be converted into the right to receive $20.40 (the “Per Share Amount”) in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Common Stock. The aggregate amount of cash into which all such shares of Common Stock are to be exchanged pursuant to this Section 2.1(a) is referred to herein as the “Merger Consideration.”

(b) Cancellation of Treasury Stock. Each share of Common Stock held in the treasury of Republic and each share of Common Stock owned by any direct or indirect Subsidiary of Republic immediately prior to the Effective Time shall be canceled and extinguished, and no payment or other consideration shall be made with respect thereto.

(c) Conversion of Merger Sub Capital Stock. Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall thereafter represent one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.2 Treatment of Dissenting Shares.

(a) Appraisal. Notwithstanding any provision of this Agreement to the contrary, any shares of Common Stock that are outstanding immediately prior to the Effective Time and that are owned by Republic stockholders who have properly perfected their appraisal rights under Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into or represent a right to receive cash pursuant to Section 2.1, unless and until such Republic stockholders fail to perfect their appraisal rights under applicable law, but instead, such stockholders shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. Notwithstanding the provisions of this Section 2.2(a), if any such Republic stockholder shall fail to perfect or effectively withdraw or lose such appraisal rights, each share of Common Stock held by such stockholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time, the Merger Consideration with respect thereto, in the manner provided for in Section 2.1.

(b) Notice of Appraisal Demand. Republic shall give Arrow (i) prompt notice of any written demands for appraisal filed pursuant to Section 262 of the DGCL, withdrawals of such demands, and any other instrument served or delivered in connection with such demands pursuant to the DGCL and received by Republic and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Republic shall not voluntarily make any payment with respect to any demands for appraisal and shall not, except with the prior written consent of Arrow, settle or offer to settle any such demands.

2.3 Surrender of Capital Stock; Stock Transfer Books.

(a) Exchange Agent. Prior to the Effective Time, Arrow shall designate a bank or trust company (reasonably acceptable to Republic) to act as agent for the holders of Common Stock (the “Exchange Agent”) to receive the funds necessary to make the payments contemplated by Sections 2.1 and 2.4. At the Effective Time, Arrow shall deposit, or cause to be deposited, in trust with the Exchange Agent for the benefit of holders of Common Stock, the aggregate consideration to which such holders shall be entitled to at the Effective Time pursuant to Sections 2.1 and 2.4.

(b) Exchange Period. Each holder of a certificate or certificates representing any shares of Common Stock canceled upon the Merger pursuant to Section 2.1(a) may thereafter surrender such certificate or certificates to the Exchange Agent as agent for such holder, to effect the surrender of such certificate or certificates on such holder’s behalf for a period ending six months after the Effective Time (the “Exchange Period”). Arrow agrees that promptly after the Effective Time it shall cause the distribution to holders of record of shares of Common Stock as of the Effective Time of appropriate materials to facilitate such surrender. Upon the surrender of certificates representing the Common Stock, Arrow shall cause the Exchange Agent to pay the holder of such certificates in exchange therefor cash in an amount equal to the Per Share Amount multiplied by the number of shares of Common Stock, plus the amount of dividends or other distributions with a record date prior to the Effective Time, if any, remaining unpaid with respect to the Common Stock, represented by such certificate immediately prior to the Effective Time. Until so surrendered, each such certificate (other than certificates representing Dissenting Shares and certificates representing Common Stock canceled pursuant to Section 2.1(b)) shall represent solely the right to receive the aggregate Per Share Amount relating thereto, subject however to Arrow’s obligation (if any) to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared by Republic on the shares of Common Stock, in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

(c) Payment to Other Persons. If payment of cash in respect of canceled shares of Common Stock is to be made to a person other than the person in whose name a surrendered certificate or instrument is registered, it shall be a condition to such payment that the certificate or instrument so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the certificate or instrument surrendered or shall have established to the satisfaction of Arrow or the Exchange Agent that such Tax is not payable.

(d) Transfer Books. At the Effective Time, the stock transfer books of Republic shall be closed and there shall not be any further registration or transfer of any shares of Common Stock thereafter on the records of Republic. If, after the Effective Time, certificates for shares of Common Stock are presented to the Surviving Corporation they shall be cancelled and exchanged for cash as provided in Section 2.1(a). No interest shall accrue or be paid on any cash payable upon the surrender of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Common Stock.

(e) Lost, Stolen or Destroyed Certificates. In the event any certificates representing Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration and any dividends or other distributions as may be required pursuant to this Article II in respect of the shares of Common Stock represented by such lost, stolen or destroyed certificates; provided, however, that Arrow may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Arrow or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(f) Conclusion of Exchange Period. Promptly following the end of the Exchange Period, the Exchange Agent shall deliver to Arrow all cash (including any interest received with respect thereto), certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each holder of a certificate representing Common Stock (other than certificates representing Dissenting Shares and certificates representing Common Stock canceled pursuant to Section 2.1(b)) shall be entitled to look to the Surviving Corporation (subject to applicable abandoned property, escheat and similar laws) only as general creditors thereof with respect to the aggregate Per Share Amount payable upon due surrender of their certificates, without any interest or dividends thereon. Notwithstanding the foregoing, neither Arrow, the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a certificate representing Common Stock for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Merger Consideration remaining unclaimed by holders of Common Stock as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(g) Withholdings. Notwithstanding any provision in this Agreement to the contrary, Republic, its Subsidiaries and Arrow shall cooperate with each other and take all reasonably necessary steps between the date hereof and the Effective Time to determine if any amounts should be withheld or deducted from any payments made under this Agreement pursuant to the Internal Revenue Code of 1986, as amended (including all rules and regulations promulgated thereunder, the “Code”), or under any provision of any state, county, local or foreign tax law. The Per Share Amount paid in the Merger shall be subject to reduction for any applicable withholding Taxes and, as set forth in Section 2.3(c), stock transfer taxes payable by such holder. To the extent that amounts are so withheld by Arrow, Republic or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the relevant shares.

(h) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.

2.4 Treatment of Republic Equity Awards. All options to purchase shares of Common Stock issued pursuant to the Republic Stock Plans and any and all other options or other rights to purchase shares of Common Stock (the “Options”) outstanding immediately prior to the Effective Time (each an “Outstanding Option” and collectively, the “Outstanding Options”) shall vest and be exercisable immediately prior to the Effective Time and, notwithstanding anything to the contrary in the Republic Stock Plans or in any stock option agreement, except as set forth in Section 2.4 of the Republic Disclosure Letter, each Outstanding Option shall be deemed to have been exercised immediately prior to the Effective Time and converted into the right to receive an amount equal to the product of the number of shares of Common Stock previously issuable under such Outstanding Option immediately prior to the Effective Time if such Outstanding Option were exercised immediately prior to the Effective Time, multiplied by the excess of the Per Share Amount over the exercise price per share of Common Stock previously issuable pursuant to such Outstanding Option (the “Option Consideration”), payable in cash to the holders thereof in accordance with Section 2.3 as if the holders of the Options were holders of Common Stock. In addition, all stock awards other than Options granted pursuant to the Republic Stock Plans and any rights that may be settled in Common Stock granted pursuant to the Republic Stock Plans and/or Republic’s deferred compensation plans or incentive bonus plans (collectively, the “Stock Rights”) shall vest and become nonforfeitable immediately prior to the Effective Time. Republic shall take any and all such actions prior to the Effective Time, including amending the Republic Stock Plans, other Republic Benefit Plans and award agreements, as may be required to facilitate the foregoing. In addition, Republic shall take such further action as may be required to terminate the Republic Employee Stock Purchase Plan, after facilitating the foregoing and immediately prior to the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Prior to the execution and delivery of this Agreement, Republic delivered to Arrow a disclosure letter (the “Republic Disclosure Letter”) which sets forth items the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement or as an exception to one or more of Republic’s representations or warranties contained in Article III of this Agreement, and shall (a) be arranged to correspond to the numbered subsections contained in this Article III, (b) qualify each subsection in this Article III to the extent that it is reasonably apparent from a reading of such disclosure that such disclosure is applicable to such subsection and regardless of whether there is a reference to the Republic Disclosure Letter in such subsection, and (c) further modify and be considered part of the representations and warranties under this Article III.

3.1 Representations and Warranties of Republic. Republic represents and warrants to Arrow and Merger Sub as follows:

(a) Organization, Standing and Power.

(i) Each of Republic and its Subsidiaries is a corporation, Lloyds plan or county mutual duly organized and validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate, Lloyds plan or county mutual power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect (as hereinafter defined).

(ii) The copies of the Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”) of Republic incorporated by reference in the Form 10-K of Republic for the year ended December 31, 2005 are true, complete and correct copies of such documents, are in full force and effect and have not been amended or otherwise modified. Republic is not in violation of any provision of its Certificate of Incorporation or its Bylaws, and no Subsidiary of Republic is in violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

(iii) Republic has made available to Arrow complete and correct copies (except as redacted to protect confidential information related to the transactions contemplated by this Agreement or other alternative strategic transactions considered during the one year period immediately prior to the date of this Agreement) of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the stockholders of Republic and the Board of Directors of Republic, in each case held since January 1, 2003 and prior to the date hereof.

(iv) As used in this Agreement (x) the word “Subsidiary” when used with respect to any party means any entity of which 50% or more of the effective voting power or equity or other ownership interest of such entity is directly or indirectly owned by such party and, with respect to Republic, any county mutual, Lloyds plan or similar entity over which Republic directly or indirectly exercises control pursuant to contract, and (y) the term “Republic Material Adverse Effect” means any event, change, circumstance, state of facts or effect that has had or is reasonably likely to have a material adverse effect on the condition (financial or other), assets, liabilities, businesses or results of operations of Republic and its Subsidiaries taken as a whole or on the ability of Republic to perform its obligations hereunder, excluding any such event, change, circumstance, state of facts or effect to the extent resulting from or arising in connection with (a) the transactions contemplated by this Agreement or any other transaction document referred to in this Agreement or the announcement or pendency thereof (including any (i) actions by insureds, Producers or competitors, (ii) loss of Producers or insureds or (iii) delays or cancellations of orders for services or products), (b) changes or conditions generally affecting the industries or segments in which Republic or its Subsidiaries operate, (c) changes in general economic, market or political conditions, (d) changes in any applicable laws, statutes, ordinances, regulations, rules, principles of law and orders of any Governmental Entity after the date hereof, including any changes in generally accepted accounting principles or SAP, and (e) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof occurring after the date hereof which, in the case of clauses (b), (c), (d) and (e), are not specifically related to, or do not have a materially disproportionate effect (relative to comparable industry participants) on, Republic or its Subsidiaries, taken as a whole.

(b) Capital Structure.

(i) The authorized capital stock of Republic consists of ten million (10,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”) and two hundred million (200,000,000) shares of Common Stock. As of the close of business on July 31, 2006, no shares of Preferred Stock were issued and outstanding, 14,099,390 shares of Common Stock were issued and outstanding, 267,942 shares of Common Stock were reserved for issuance upon the exercise or payment of outstanding stock options, stock units or other awards (such stock options, units and other awards and plans and programs, collectively, the “Republic Stock Plans”), and 7,242 shares of Common Stock were held in the treasury of Republic. Except as set forth in the preceding two sentences, no shares of capital stock or other equity securities of Republic are authorized, issued, reserved for issuance or outstanding. From July 31, 2006 to the date hereof, Republic has not issued or permitted to be issued any shares of capital stock, stock appreciation rights, phantom stock or securities exercisable or exchangeable for or convertible into shares of capital stock of Republic or any of its Subsidiaries, other than pursuant to and as required by the terms of the Republic Stock Plans, and Republic has not issued any stock options or other awards under the Republic Stock Plans except as set forth in Section 3.l(b)(i) of the Republic Disclosure Letter. All outstanding shares of Common Stock are, and any shares issued upon the exercise of options under the Republic Stock Plans will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote (“Voting Debt”) of Republic or any Subsidiary of Republic are issued or outstanding.

(iii) Except for options, units or awards issued or to be issued under the Republic Stock Plans, there are no options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character to which Republic or any Subsidiary of Republic is a party or by which it or any such Subsidiary is bound (x) obligating Republic or any Subsidiary of Republic to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of Republic or of any Subsidiary of Republic, (y) obligating Republic or any Subsidiary of Republic to grant, extend or enter into any such option, warrant, call, convertible or exchangeable security, right, commitment or agreement or (z) which provide the economic equivalent of an equity ownership interest in Republic or any

Subsidiary of Republic. Except as set forth in Section 3.1(b)(iii) of the Republic Disclosure Letter, there are no outstanding contractual obligations of Republic or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Republic or any of its Subsidiaries. Except as set forth in Section 3.1(b)(iii) of the Republic Disclosure Letter, none of Republic or any Subsidiary of Republic is a party to any stockholders agreement, voting trust agreement or registration rights agreement relating to any equity securities of Republic or any Subsidiary of Republic or any other agreement relating to disposition, voting or dividends with respect to any equity securities of Republic or any Subsidiary of Republic.

(iv) Except as expressly permitted in this Agreement, since August 3, 2006, Republic has not declared, set aside, made or paid to the stockholders of Republic dividends or other distributions on the outstanding shares of Common Stock.

(v) Except for the capital stock or other equity securities of its Subsidiaries and the other ownership interests listed in Section 3.1(b)(v) of the Republic Disclosure Letter, Republic does not own, directly or indirectly, any capital stock or other ownership interest in any person other than interests held for investment purposes that do not exceed 10% of the voting securities of any such person. Except as set forth in Section 3.1(b)(v) of the Republic Disclosure Letter and for investment portfolio activities of any Republic Subsidiary that is authorized to transact an insurance or reinsurance business (a “Republic Insurer”), none of Republic or any of its Subsidiaries is subject to any obligation or requirement and has not entered into any agreement to make any investment (in the form of a capital contribution, loan or otherwise) in any person.

(c) Authority; No Violations; Consents and Approvals.

(i) Republic has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the approval of this Agreement by the requisite vote of the holders of Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Republic and no other corporate proceedings on the part of Republic are necessary to authorize this Agreement and consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger to the approval of this Agreement by the requisite vote of the stockholders of Republic. This Agreement has been duly executed and delivered by Republic and (assuming the due authorization, execution and delivery by Arrow and Merger Sub) constitutes a valid and binding obligation of Republic, enforceable against Republic in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement do not, and the performance of its obligations and consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of any lien, pledge, security interest, claim, option, interest, right of others, charge, encumbrance or other adverse claim (“Lien”) on any assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a “Violation”) pursuant to any provision of the Certificate of Incorporation or Bylaws of Republic or any Subsidiary of Republic, or (B) except as set forth in Section 3.1(c)(ii) of the Republic Disclosure Letter and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, treaty, Republic Benefit Plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Republic or any Subsidiary of Republic or their respective properties or assets, which Violation, in the case of clause (B), either individually or in the aggregate, would reasonably be expected to have a Republic Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, arbitral tribunal, or industry self-regulatory organization (each, a “Governmental Entity”), is required by or with respect to Republic or any Subsidiary of Republic in connection with the execution and delivery of this Agreement by Republic or the consummation by Republic of the transactions contemplated hereby, the failure to make or obtain which would, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect, except for (A) the filing with the SEC of such statements, reports and other materials, including (1) the Proxy Statement, and (2) such reports, filings and statements under Sections 13(a), 13(d), 13(g), 14(a) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) such applications, filings, authorizations, orders and approvals as may be required under the insurance laws of any state or foreign jurisdiction, and any approvals thereof (collectively, the “Insurance Approvals”), as set forth in Section 3.l(c)(iii)(C) of the Republic Disclosure Letter, (D) notices or filings under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (E) compliance with any applicable requirements of The Nasdaq Stock Market, Inc. (the “NASDAQ”).

(d) SEC Documents; Regulatory Reports; Undisclosed Liabilities.

(i) Republic and its Subsidiaries have filed all required reports, schedules, registration statements and other documents with the Securities and Exchange Commission (the “SEC”) from and after August 3, 2005 (the “Republic SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of such filing), the Republic SEC Documents complied (or, if filed after the date hereof, will comply) in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Republic SEC Documents, and none of the Republic SEC Documents when filed contained (or, if filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or, if filed after the date hereof, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Republic and its Subsidiaries included in the Republic SEC Documents complied (or, if filed after the date hereof, will comply), as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been (or, if filed after the date hereof will be) prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) subject, in the case of interim unaudited financial statements, to normal year-end adjustments and the absence of footnotes and fairly present (or, if filed after the date hereof, will fairly present) in all material respects the consolidated financial position of Republic and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies or entities as of the dates and for the periods shown.

(ii) Other than the Republic SEC Documents, which are addressed in clause (i) above, Republic and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect.

(iii) Except for (A) those liabilities that are reflected or reserved for in the consolidated financial statements of Republic included in its Quarterly Report on Form l0-Q for the quarter ended March 31, 2006, as filed with the SEC prior to the date of this Agreement, (B) liabilities incurred since March 31, 2006 in the ordinary course of business consistent with past practice, and (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect, Republic and its Subsidiaries do not have, and since March 31, 2006, Republic and its Subsidiaries have not incurred, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in Republic’s financial statements in accordance with generally accepted accounting principles).

(iv) Except as set forth in Section 3.1(d)(iv) of the Republic Disclosure Letter, neither Republic nor any of its Subsidiaries is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any indebtedness of Republic or its Subsidiaries and no event or condition exists with respect to any indebtedness of Republic or its Subsidiaries that would permit (or that with notice or lapse of time, or both, would permit) one or more persons to cause such indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(e) Compliance with Applicable Laws and Reporting Requirements.

(i) Except as provided in Section 3.1(e)(i) of the Republic Disclosure Letter, Republic and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are required for the ownership and operation of the businesses of Republic and its Subsidiaries (the “Republic Permits”), and Republic and its Subsidiaries are in compliance in all respects with the terms of the Republic Permits and all applicable laws and regulations, and, to the knowledge of Republic, there are currently no existing circumstances that are likely to result in Republic or any of its Subsidiaries being in violation of any of the Republic Permits or any applicable laws and regulations, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect. Subject to the receipt of each of the consents and approvals described in Sections 3.1(c)(iii) and 3.2(b)(iii) and compliance by Republic and its Subsidiaries and/or Arrow with the HSR Act and the applicable change of control insurance laws, regulations and other requirements of the states of domiciliary of the Republic Insurers, the consummation of the transactions contemplated by this Agreement will not result in any revocation, cancellation, suspension or nonrenewal of any such Republic Permit.

(ii) Except (i) as disclosed in the Republic SEC Documents filed prior to the date of this Agreement, (ii) as set forth in Section 3.l(e)(ii) of the Republic Disclosure Letter or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect:

(A) the businesses of Republic and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity (including the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and the Foreign Corrupt Practices Act of 1977 and all applicable laws or other legal requirements relating to the retention of e-mail and other information);

(B) none of Republic, its Subsidiaries or any affiliate of Republic has received, at any time since January 1, 2003, any notice or other communication (whether oral or written) from any Governmental Entity or any other person regarding (1) any actual, alleged, possible, or potential violation of, or failure on the part of Republic, its Subsidiaries or any affiliate of Republic to comply with, any term or requirement of any Republic Permit or (2) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Republic Permit;

(C) no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) (1) constitutes or could result in, directly or indirectly, a violation of, or a failure to comply with, any applicable law or any term or requirement of any Republic Permit, or (2) has resulted or could result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Republic Permit; and

(D) all applications required to have been filed for the renewal of each Republic Permit have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each such Republic Permit have been duly made on a timely basis with the appropriate Governmental Entity.

(iii) Section 3.1(e)(iii) of the Republic Disclosure Letter lists the jurisdictions in which each of the Republic Insurers are licensed to write insurance policies and the types of insurance that the Republic Insurers are licensed to write in each such jurisdiction. None of the Republic Insurers is the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar proceeding or pending or threatened regulatory proceedings. Section 3.1(e)(iii) of the Republic Disclosure Letter lists the state of domicile of each Republic Insurer. None of the Republic Insurers is a “commercially domiciled insurer” under the laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than its jurisdiction of organization.

(iv) The records, systems, controls, data and information of Republic and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Republic or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect.

(v) Neither Republic nor any of its Subsidiaries, nor any of their current officers or directors or, to the knowledge of Republic, any of Republic’s or such Subsidiaries’ former officers or directors, is the subject of an SEC formal or informal investigation or enforcement action.

(f) Sarbanes Oxley.

(i) Republic and its Subsidiaries are in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ. Except as permitted by the Exchange Act, including Section 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Republic, its Subsidiaries nor any of its affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Republic or any of its Subsidiaries.

(ii) The Chief Executive Officer and Chief Financial Officer of Republic (or each former Chief Executive Officer and Chief Financial Officer of Republic, as applicable) have made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to Republic SEC Documents. Republic has delivered to Arrow a summary of any disclosure made by the management of Republic to Republic’s independent auditors and the audit committee of the Board of Directors of Republic since January 1, 2002 referred to in such certificates.

(iii) Except as set forth in Section 3.1(f)(iii) of the Disclosure Letter, the management of Republic has (x) designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), or caused such disclosure controls and procedures to be designed and implemented under their supervision, to provide reasonable assurance that material information relating to Republic, including its Subsidiaries, is made known to management of Republic by others within those entities and (y) since August 3, 2005 disclosed to Republic’s outside auditors and the audit committee of the Board of Directors of Republic (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect Republic’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Republic’s internal control over financial reporting. Since December 31, 2005, any material change in internal control over financial reporting required to be disclosed in any Republic SEC Document has been so disclosed.

(iv) Since December 31, 2005 (A) neither Republic nor any of its Subsidiaries nor, to the knowledge of Republic, any representative of Republic or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Republic or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2005, including any material complaint, allegation, assertion or claim that Republic or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing received after the date of this Agreement which have no reasonable basis), and (B) to the knowledge of Republic, no attorney representing Republic or any of its Subsidiaries, whether or not employed by Republic or its Subsidiaries, has reported evidence of a material violation of securities law, breach of fiduciary duty or similar violation, relating to periods after December 31, 2005, by Republic or any of its officers, directors, employees or agents of Republic to the Board of Directors of Republic or any committee thereof or to any director or executive officer of Republic.

(g) Legal Proceedings. Except as disclosed in the Republic SEC Documents filed prior to the date of this Agreement or as set forth in Section 3.1(g) of the Republic Disclosure Letter, there are no suits, actions, investigations or proceedings (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Republic, threatened against or affecting Republic or any Subsidiary of Republic, that would reasonably be expected to have, individually or in the aggregate, a Republic Material Adverse Effect, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity outstanding against Republic or any Subsidiary of Republic having, or which would reasonably be expected to have, individually or in the aggregate, a Republic Material Adverse Effect.

(h) Taxes.

(i) All material Tax Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, Republic or any of its Subsidiaries have been filed in the manner and within the time prescribed by applicable law, and all such Tax Returns were at the time of filing, true and complete in all material respects.

(ii) There are no material liens for any Taxes upon the assets of Republic or any of its Subsidiaries, other than (A) statutory liens for Taxes not yet due and payable or (B) liens which are being contested in good faith by appropriate proceedings and have been disclosed in writing to Arrow as of the date hereof.

(iii) Republic and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authorities all material Taxes due and payable, or has established (or has had established on its behalf and for its sole benefit and recourse), in accordance with applicable generally accepted accounting principles, an accurate and sufficient accrual for all such Taxes on the consolidated financial statements of Republic included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC prior to the date of this Agreement or on the draft consolidated financial statements of Republic for the fiscal quarter ended June 30, 2006, a copy of which has been made available to Arrow.

(iv) The federal income Tax Returns of Republic and its Subsidiaries through the tax year ended December 31, 2002, have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to granted extensions or waivers, has expired.

(v) There is no material claim, audit, action, suit, proceeding or investigation in respect of any Tax or Tax Asset (“Tax Claim”) now in process, pending or, to Republic’s knowledge, threatened against or with respect to Republic or its Subsidiaries.

(vi) Neither Republic nor any of its Subsidiaries has received written notice of any material proposed or determined Tax deficiency, proposed reassessment of any property or assessment from any Taxing Authority.

(vii) To the extent that the following action relates to a material amount of Taxes or would adversely affect the Taxes of Arrow, Republic or any of their Subsidiaries following the Effective Time and except as set forth in Section 3.1(h)(vii) of the Republic Disclosure Letter, neither Republic nor any of its Subsidiaries has since December 31, 2005 (A) made or changed any election concerning any Taxes, (B) changed an annual accounting period or adopted or changed any accounting method, (C) settled any Tax Claim or assessment, (D) received a Tax Ruling or entered into an agreement with any Taxing Authority, (E) filed any amended Tax Returns or (F) surrendered any right to claim a refund of any Taxes.

(viii) Neither Republic nor any of its Subsidiaries has (A) entered into any transaction that resulted in a “deferred intercompany gain” (within the meaning of

Treasury Regulation Section 1.1502-13) equal to or greater than $500,000 for which such gain, in whole or in part, continues to be deferred pursuant to the provisions of Treasury Regulation Section 1.1502-13 as of the date hereof or (B) an “excess loss account,” as defined in Treasury Regulation Section 1.1502-19, in respect of the stock of any Subsidiary of Republic that is a member of the United States affiliated group (as that term is defined under Code Section 1504(a) and other similar provisions of state or local law) that includes Republic as a common parent that is equal to or greater than $500,000 (“Republic Common Group”).

(ix) Except as set forth in Section 3.1(h)(ix) of the Republic Disclosure Letter, since January 1, 1982, neither Republic nor any of its Subsidiaries has been a member of any affiliated group other than the Republic Common Group. Except with respect to any liability under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) that directly results from Republic or any of its Subsidiaries being a member of the Republic Common Group, neither Republic nor any of its Subsidiaries will have as of the Effective Time any liability for a material amount of Taxes of any other person (A) as a transferee or successor, (B) by contract (including any Tax Sharing Agreements) or (C) otherwise.

(x) Neither Republic nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable tax treaty or local law) or has otherwise become subject to Tax in a jurisdiction other than the country of its formation, and neither Republic nor any of its Subsidiaries that are “U.S. persons,” as that term is defined in Section 7701 of the Code, has branches in any jurisdiction outside of the United States.

(xi) Within the meaning of Section 355 of the Code, none of Republic or any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” in conjunction with the Merger.

(xii) Republic and each of its Subsidiaries has withheld all material amounts required to have been withheld in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder, policyholder, insured or any other third party, and such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. Republic and each of its Subsidiaries has reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, stockholder, policyholder, insured or any other third party, as required under law.

(xiii) Republic and its Subsidiaries have prior to the date hereof, provided to Arrow true and complete copies of all Tax Sharing Agreements entered into and not previously terminated by Republic or any of its Subsidiaries.

(xiv) No asset or liability of Republic or of any of its Subsidiaries is a debt obligation that (A) was issued with “original issue discount,” as that term is defined in Section 1273(a) of the Code, in excess of $50,000; (B) is a “registration-required obligation,” as defined in Section 163(f)(2) of the Code; (C) is an “applicable high yield discount obligation,” as defined in Section 163(i)(1) of the Code; (D) provides for the payment of interest that is “disqualified interest,” as such term is defined under Section l63(j)(3) of the Code; (E) constitutes “corporate acquisition indebtedness” within the meaning of Section 279(b) of the Code; or (F) is a “disqualified debt instrument,” as defined in Section 163(b)(2) of the Code.

(xv) Neither Republic nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in Section 6111 and 6112 of the Code) in (A) any “reportable transaction” within the meaning of Sections 6011, 6662A and 6707A of the Code, (B) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code or (C) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code.

(xvi) With respect to any reinsurance contracts to which Republic or any of its Subsidiaries is a party, no facts, circumstances or basis exists under which the IRS could make any reallocation, recharacterization or other adjustment under Section 845(a) of the Code, or make any adjustment arising from a determination that any reinsurance contract had or has a significant tax avoidance effect under Section 845(b) of the Code.

(xvii) Neither of RIG Capital Trust I nor RIG Capital Trust II are taxed as (A) corporations or (B) publicly traded partnerships, for U.S. federal Tax purposes, and the interest paid by Republic or its Subsidiaries on the notes held by RIG Capital Trust I and RIG Capital Trust II is deductible for U.S. federal income Tax purposes.

(xviii) Neither Republic nor any of its Subsidiaries owns stock in any corporation that was or is (i) classified as a passive foreign investment company as defined in Section 1297 of the Code, or (ii) a “controlled foreign corporation” as defined in Section 957 of the Code, in each case, for any taxable year of such corporation ending prior to the Closing Date other than Seguros Atlas, S.A., and Seguros Atlas, S.A has not sold and does not sell insurance or reinsurance which generates “related person insurance income” within the meaning of Section 953(c)(2) of the Code.

“Tax” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, property or estimated taxes, customs duties, fees, assessments or charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), or (iii) any transferee liability in respect of any items described in clause (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, or any other credit or tax asset that could be carried forward or carried back to reduce Taxes (including deductions and credits relating to guaranty fund assessments and the alternative minimum tax).

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

“Tax Ruling” means a private letter ruling or a closing agreement entered into with the Internal Revenue Service or any similar ruling or agreement entered into with any foreign, federal, state or local Taxing Authority.

“Tax Sharing Agreement” means any written or unwritten agreement, indemnity or other arrangement for the allocation or payment of Tax liabilities or payment for Tax benefits.

“Taxing Authority” means the Internal Revenue Service or any other Governmental Entity responsible for the administration of any Tax.

(i) Certain Agreements. Except as disclosed in or filed as exhibits to the Republic SEC Documents filed prior to the date of this Agreement or as disclosed in Section 3.1(i) of the Republic Disclosure Letter and except for this Agreement, neither Republic nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (i) which is a “material contract” (as such term is defined in Item 601(b)(l0) of Regulation S-K of the SEC), (ii) which limits the ability of Republic or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, (iii) with or to a labor union (including any collective bargaining agreement), or (iv) which would prohibit or delay the consummation of any of the transactions contemplated by this Agreement. All contracts, arrangements, commitments or understandings of the type described in this Section 3.1(i) (collectively referred to herein as the “Republic Contracts”) have been made available to Arrow and are valid and binding upon Republic or its Subsidiary party thereto, except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditor’s rights generally, or by general principal of equity, and are in full force and effect, except to the extent they have previously expired in accordance with their terms or the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect. Neither Republic nor any of its Subsidiaries has, and to the knowledge of Republic, none of the other parties thereto has violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Republic Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Republic Material

Adverse Effect. Section 3.1(i) of the Republic Disclosure Letter sets forth a complete and correct list of all material contracts to which Republic or any of its Subsidiaries is a party under which the execution and delivery by Republic of this Agreement or the performance by Republic of this Agreement, including the consummation of the transactions contemplated hereby, would, to Republic’s knowledge, permit any other party to such material contract to cancel or terminate such material contract or trigger, accelerate or change any rights or obligations under such material contract or constitute a breach, violation or default by Republic or such Subsidiary under such material contract.

(j) Benefit Plans and Labor Matters.

(i) With respect to each employee benefit plan (including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of ERISA Section 3(37) (“Multiemployer Plans”)) and all equity-based compensation programs, including stock purchase and stock option plans and programs, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, pension and other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written (A) under which any employee, agent, director, or independent contractor or former employee, agent, director, or independent contractor of Republic or any of its Subsidiaries has any present or future right to benefits, (B) maintained or contributed to by Republic or any of its Subsidiaries or (C) under which Republic or any of its Subsidiaries has any present or future liability other than as disclosed in the consolidated financial statements of Republic included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (all the foregoing being herein “Republic Benefit Plans”), no event has occurred and, to the knowledge of Republic, there exists no condition or set of circumstances, in connection with which Republic or any of its Subsidiaries could be subject to any material liability other than liabilities associated with the payment of benefits pursuant to the terms of such Republic Benefit Plans.

(ii) Section 3.1(j)(ii) of the Republic Disclosure Letter contains a complete listing of all Republic Benefit Plans. Republic has made available to Arrow with respect to each Republic Benefit Plan true and complete copies of (to the extent applicable): (A) the plan documents or agreements (including any insurance contracts or trust agreements) or if the plan or arrangement is not written, a detailed summary thereof, (B) the summary plan descriptions and summaries of material modification; (C) Form 5500 reports and, where applicable, audited financial statements and audit reports for the most recent plan year available and the most recent financial statement; (D) the most recent actuarial report; (E) for plans intended to be qualified under Code Section 401(a) a copy of the most recent IRS determination letter with respect to such qualification; and (F) employee handbooks, and other employee communications as currently in effect.

(iii) Except as set forth in Section 3.1(j)(iii) of the Republic Disclosure Letter:

(A) Republic and its Subsidiaries, with respect to the Republic Benefit Plans, and the Republic Benefit Plans, are in material compliance with ERISA, the Code and other applicable laws.

(B) No Republic Benefit Plan (including any Republic Stock Plan) exists that could result in the payment to any present or former employee, agent, director or independent contractor of Republic or any Subsidiary of Republic of any money or other property or accelerate or provide any vesting or other rights or benefits to any present or former employee, agent, director, or independent contractor of Republic or any Subsidiary of Republic as a result of the transactions contemplated by this Agreement, either independently or in connection with any adverse employment action and irrespective of whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

(C) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in or cause: (1) the increase, acceleration of timing of payment, funding or vesting of any benefits under any Republic Benefit Plan; (2) the payment or provision of benefits which are “excess parachute payments” as the term is defined in Code Section 280G; or (3) payments or benefits to be subject to the loss of deductions under Code Section 162(m).

(D) There are no pending or threatened claims by or on behalf of, or investigations or governmental audits or requests with respect to, any Republic Benefit Plan (other than routine claims for benefits).

(iv) No Republic Benefit Plan is a Multiemployer Plan, and neither Republic nor any of its Subsidiaries has, or could reasonably be expected to have, any liability under any Multiemployer Plan.

(v) Since December 31, 2005, neither Republic nor any of its Subsidiaries has effectuated (i) a plant closing affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Republic or any of its Subsidiaries; (ii) a mass layoff or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar foreign, state or local law that would, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect.

(vi) There are no collective bargaining agreements or other labor union contracts applicable to any employees of Republic or any of its Subsidiaries.

(vii) As of the date hereof, none of the employees of Republic or any of its Subsidiaries is represented by any labor organization, and Republic has no knowledge of (A) any current union organizing activities among the employees of Republic or any of its Subsidiaries, or (B) the existence of any question concerning the representation of such employees.

(viii) There are no labor strikes, labor disputes, work stoppages, lockouts or material grievances pending as of the date hereof, or, to the knowledge of Republic, threatened involving the employees of Republic or any of its Subsidiaries, and during the past five (5) years there have not been any such actions.

(ix) Except as set forth in Section 3.1(j)(ix) of the Republic Disclosure Letter, as of the date hereof, there are no complaints, charges or claims against Republic or any of its Subsidiaries pending or, to the knowledge of Republic, threatened to be brought or filed with any Governmental Entity in connection with the employment by Republic or any of its Subsidiaries of any individual, including any claim relating to employment discrimination, equal pay, sexual harassment, employee safety and health, wages and hours or workers’ compensation.

(x) As of the date hereof, to the knowledge of Republic, neither Republic nor any of its Subsidiaries has received notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to Republic or any of its Subsidiaries, and no such investigation is in progress.

(xi) Republic and each of its Subsidiaries are in material compliance with all applicable laws relating to employment and labor, including provisions relating to wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, and all applicable laws regarding occupational safety and health with respect to employees, and Republic and its Subsidiaries are not engaged in any unfair labor practice with respect to any employee.

(k) Subsidiaries. Section 3.1(k) of the Republic Disclosure Letter lists each Subsidiary of Republic. Except as set forth in Section 3.1(k) of the Republic Disclosure Letter, all of the shares of capital stock or other equity securities of each of the Subsidiaries of Republic are owned by Republic or by another Republic Subsidiary free and clear of any Lien, have been validly issued and are fully paid and nonassessable.

(l) Agreements with Regulators. Except as set forth in Section 3.1(1) of the Republic Disclosure Letter, neither Republic nor any Subsidiary of Republic is a party to any written agreement, consent decree or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any cease-and-desist or other order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or risk management policies or its management, nor has Republic or any Subsidiary of Republic been advised by any Governmental Entity that it is contemplating any such undertakings.

(m) Absence of Certain Changes or Events. Except as disclosed in the Republic SEC Documents filed prior to the date of this Agreement or as set forth in

Section 3.1(m) of the Republic Disclosure Letter, since December 31, 2005 (i) Republic and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices, (ii) there has not been any Republic Material Adverse Effect and (iii) Republic and its Subsidiaries have not taken any action or failed to take any action which action or failure would have resulted in a breach of Section 4.1 had such section been in effect since December 31, 2005.

(n) Board Approval. The Board of Directors of Republic, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held (the “Republic Board Approval”), has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (including with respect to the Stockholders Agreement) are fair to and in the best interests of Republic and its stockholders and declared the Merger to be advisable, (ii) adopted this Agreement and the plan of merger contained herein and (iii) recommended that stockholders of Republic approve each of the matters constituting the Required Republic Vote and directed that such matter be submitted for consideration by Republic stockholders at the Republic Stockholders Meeting.

(o) Vote Required. The affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote at the Republic Stockholders Meeting on the adoption of this Agreement (the “Required Republic Vote”) is the only vote of the holders of any class or series of Republic capital stock necessary to approve this Agreement and the transactions contemplated hereby (including the Merger).

(p) Properties. Except as disclosed in the Republic SEC Documents filed prior to the date of this Agreement or as set forth in Section 3.1(p) of the Republic Disclosure Letter, Republic or one of its Subsidiaries (i) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Republic SEC Documents as being owned by Republic or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens, except (A) statutory Liens securing payments not yet due and such Liens as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, and (B) Liens under the Credit Agreement, dated as of February 23, 2005, among Republic Companies, Inc., Republic and the Frost National Bank, in each case that, individually or in the aggregate, would not reasonably be expected to have a Republic Material Adverse Effect, and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Republic SEC Documents or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Republic, the lessor other than, in each case, which individually or in the aggregate, would not reasonably be expected to have a Republic Material Adverse Effect.

(q) Intellectual Property.

(i) Republic and its Subsidiaries own, or have valid and enforceable licenses to use or otherwise have the rights to use, all trademarks, service marks, trade names and designs (including any registrations or applications for registration, as well as common law rights in any of the foregoing), patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) and inventions, copyrights (including any registrations and applications therefor and whether registered or unregistered), Internet domain names, computer software, databases, works of authorship, mask works, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, the “Republic Intellectual Property”) which in each case is used in the conduct of their respective business as currently conducted, except where such failures to own or possess valid, subsisting and enforceable licenses to use such Republic Intellectual Property, individually or in the aggregate, would not reasonably be expected to have a Republic Material Adverse Effect. Republic and its Subsidiaries own all goodwill associated with all trademarks, service marks, trade names and designs owned by or exclusively licensed by Republic and its Subsidiaries. Neither Republic nor any of its Subsidiaries has received any notice of infringement or conflict with, and to Republic’s knowledge, there are no infringements of or conflicts with, the rights of any third party with respect to the use or ownership of any Republic Intellectual Property by Republic and its Subsidiaries that, in either case, individually or in the aggregate, would reasonably be expected to have a Republic Material Adverse Effect. To the knowledge of Republic, all Republic Intellectual Property that has been licensed by Republic or any of its Subsidiaries is being used substantially in accordance with the applicable license pursuant to which Republic or such Subsidiary acquired the right to use such Republic Intellectual Property.

(ii) Neither Republic nor any of its Subsidiaries has suffered a material security breach with respect to its data or systems except where such security breach would not reasonably be expected to have a Republic Material Adverse Effect. Neither Republic nor any of its Subsidiaries has notified consumers or employees of any information security breach.

(r) Brokers or Finders. Other than as set forth in Section 3.1(r) of the Republic Disclosure Letter, no agent, broker, lawyer, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s, finder’s, investment banker’s or financial advisor’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.

(s) Opinion of Republic Financial Advisor. Republic has received, and made available to Arrow, the opinion of its financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), dated the date of this Agreement, to the effect that the Merger Consideration to be paid by Arrow to the Republic stockholders pursuant to Section 2.1(a) is fair, from a financial point of view, to the holders of Common Stock. Republic has received the approval of KBW to permit the inclusion of a copy of such opinion in its entirety in the Proxy Statement, subject to KBW’s review of the Proxy Statement.

(t) Takeover Laws. Republic has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this

Agreement from, and this Agreement, the Merger and the other transactions contemplated by this Agreement are exempt from, the requirements of any state “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity (other than change of control insurance laws of the state of domiciliary of each Republic Insurer) or contained in Republic’s certificate of incorporation, including Section 203 of the DGCL.

(u) Information Supplied.

(i) The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and applicable rules thereunder. The Proxy Statement and the notice of the Republic Stockholders Meeting (as defined herein) (the “Notice of Republic Stockholders Meeting”), will not, at the date mailed to the holders of Common Stock or at the time of the Republic Stockholders Meeting, contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 3.1(u), no representation or warranty is made by Republic with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied in writing by Arrow for inclusion or incorporation by reference therein.

(v) Underwriting and Claims Handling. Except as required by law or as set forth in Section 3.1(v) of the Republic Disclosure Letter, since December 31, 2002, (i) all insurance claims paid by any Republic Insurer have in all material respects been paid in accordance with the terms of the contracts under which they arose, except for such claims for which the Republic Insurer has reasonable belief there was a reasonable basis to contest payment, and (ii) the underwriting standards utilized and ratings applied by the Republic Insurers with respect to such contracts outstanding as of the date hereof have been previously disclosed or made available to Arrow and conform in all material respects to industry accepted practices and, with respect to any such contract reinsured in whole or in part, conform in all material respects to the standards and ratings required pursuant to the terms of the related reinsurance, coinsurance or other similar contracts.

(w) Insurance Reports.

(i) Each Republic Insurer is listed in Section 3.l(w)(i) of the Republic Disclosure Letter. Each of the Republic Insurers has filed all annual and quarterly statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (collectively, the “Republic SAP Statements”), except for such failures to file that, individually or in the aggregate, would not reasonably be expected to have a Republic Material Adverse Effect. Republic has delivered or made available to Arrow copies of all annual Republic SAP Statements for each Republic Insurer for the periods beginning January 1, 2003 and through the date hereof and the quarterly Republic SAP Statements for each Republic Insurer for the quarterly period ended March 31, 2006, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable state insurance regulatory authority and true and complete copies of all examination reports of insurance departments and any insurance regulatory authorities received by Republic on or after January 1, 2003 and through the date hereof relating to Republic Insurers. Financial statements included in the Republic SAP Statements and prepared on a statutory basis, including the notes thereto, were prepared (or, in the case of the financial statements included in the Subsequent Republic SAP Statements (as hereinafter defined), will be prepared) in conformity with statutory accounting practices (“SAP”) prescribed or permitted by the applicable insurance regulatory authority, in each case, consistently applied for the periods covered thereby and present fairly (or, in the case of the financial statements included in the Subsequent Republic SAP Statements, will present fairly) the statutory financial position of the relevant Republic Insurer as at the respective dates thereof and the results of operations of such Republic Insurer for the respective periods then ended. The Republic SAP Statements complied (and the Subsequent Republic SAP Statements will comply) in all material respects with all applicable laws, rules and regulations when filed, and no material deficiency has been asserted by any Governmental Entity with respect to any Republic SAP Statements. Except as indicated therein, all assets that are reflected as admitted assets on the Republic SAP Statements comply (and all assets that are reflected as admitted assets on the Subsequent Republic SAP Statements will comply) in all material respects with all applicable foreign, federal, state and local statutes and regulations regulating the business and products of insurance and all applicable orders and directives of insurance regulatory authorities (collectively, the “Insurance Laws”) with respect to admitted assets, as applicable. The statutory balance sheets and income statements included in the Republic SAP Statements have been audited by Republic’s independent auditors, and Republic has delivered or made available to Arrow true and complete copies of all audit opinions related thereto for periods beginning January 1, 2003.

(ii) The policy reserves of the Republic Insurers recorded in their respective Republic SAP Statements, as of their respective dates: (A) have been computed in accordance with generally accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles; (B) have been based on actuarial assumptions which produced reserves at least as great as those called for in any contract provisions as to reserve basis and method, and are in accordance in all material respects with all other contract provisions; (C) met all requirements of the applicable legal and regulatory requirements of the applicable state insurance laws and are at least as great as the minimum aggregate amounts required by the applicable insurance regulator; (D) were computed on the basis of actuarial assumptions and actuarial methods consistent in all material respects with those used to compute the corresponding items in the Republic SAP Statements; and (E) included provision for all actuarial reserves and related statement items which ought to be established as required to be certified by the actuaries of the Republic Insurers pursuant to applicable state insurance laws.

(x) Insurance Business.

(i) Each of the Republic Insurers has paid in full or established reserves reflected in the respective Republic SAP Statements for all guaranty or other similar state governmental fund assessments required by any Governmental Entity to be paid by each of the Republic Insurers prior to the date of this Agreement. As of the date of this Agreement, except as set forth in Section 3.l(x)(i) of the Republic Disclosure Letter and except as and to the extent paid prior to December 31, 2005 or reserved against in the Republic SAP Statements, neither Republic nor any of the Republic Insurers has received any guaranty fund assessments.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect, all policies, binders, slips, certificates, insurance contracts, reinsurance contracts and other agreements of insurance or reinsurance in effect as of the date hereof (including all applications, supplements, endorsements, riders and ancillary documents in connection therewith) that are issued by a Republic Insurer (collectively, the “Republic Insurance Contracts”), and any and all marketing materials are in compliance, and at their respective dates of issuance were in compliance, with all applicable laws and, to the extent required under applicable Insurance Laws, on forms and at rates approved by the insurance regulatory authority of the jurisdiction where issued or, to the extent required by applicable laws, have been filed with and not objected to by such authority within the period provided for objection. All forms of Republic Insurance Contracts currently outstanding together with all amendments thereto, are on the forms that have been previously made available to Arrow.

(iii) Except as set forth in Section 3.l(x)(iii) of the Republic Disclosure Letter, there are no Republic Insurance Contracts under which the holders thereof have any rights with respect to dividends, distributions, surplus, profits, participation or voting rights.

(iv) Except as set forth on Schedule 3.1(x)(iv) of the Republic Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect, Republic and its Subsidiaries collectively have exclusive right, title and interest in and ownership of all policy expirations, renewal rights and contractholder information (including all information relating to policyholders, customers, books, records, clients and products) with respect to all Republic Insurance Contracts.

(v) Except as set forth in Section 3.l(x)(v) of the Republic Disclosure Letter, all premium rates established by the Republic Insurers that are required to be filed with or approved by any Governmental Entity have been so filed or approved, and the premiums charged conform to the premiums so filed or approved and comply (or complied at the relevant time) with the Insurance Laws applicable thereto.

(vi) Section 3.l(x)(vi) of the Republic Disclosure Letter lists each actuarial report with respect to any Republic Insurer prepared since December 31, 2002 by any independent actuary engaged by or on behalf of Republic or any of its Subsidiaries (the “Republic Actuarial Analyses”). Republic has delivered or made available to Arrow a complete and correct copy of each such Republic Actuarial Analysis. To the knowledge of Republic, the information and data furnished by Republic or any Republic Insurer to its independent actuaries in connection with the preparation of the Republic Actuarial Analyses were accurate in all material respects for the periods covered in the Republic Actuarial Analyses.

(y) Risk Management Instruments. Since December 31, 2003, all derivative instruments, including interest rate swaps, caps, floors and option agreements and other risk management arrangements, whether entered into for the account of Republic or one of its Subsidiaries, were entered into in conformity in all material respects with applicable investment policies.

(z) Producer Sales and Marketing.

(i) Section 3.1(z)(i) of the Republic Disclosure Letter sets forth a list of each insurance agent or group of related agents who accounted for more than one percent of the gross statutory premium income of the Republic Insurers, taken as a whole, for the six month period ended June 30, 2006. Except as disclosed in Section 3.l(z)(i) of the Republic Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Republic Material Adverse Effect, since January 1, 2003, (A) each employee, agent, manager, intermediary, broker, third-party administrator, independent marketing organization (affiliated and unaffiliated), consultant, advisor, producer, financial institution or call center personnel and distributor or other person (each a “Producer”) who marketed, sold, negotiated, serviced, administered, managed, advised or otherwise transacted (“Transacted”) with holders of the products issued by Republic and its Subsidiaries, at the time such Producer Transacted any business for Republic or the relevant Subsidiary, was duly and appropriately appointed by Republic or the relevant Subsidiary (or their respective agents) to act as a Producer and, to the knowledge of Republic, was duly and appropriately licensed or registered as a Producer (for the type of business Transacted by such Producer), in each case, in the particular jurisdiction in which such Producer, marketed such business; (B) to the knowledge of Republic, there have been no violations by Producers of any law in connection with the marketing or sale of products issued by Republic and its Subsidiaries, including with respect to fictitious bids or quotes; (C) all advertising, promotional and sales materials and other marketing practices used by the Republic Insurers, and to the knowledge of Republic, any independent agents and representatives thereof, have complied and are currently in compliance with applicable laws; (D) to the knowledge of Republic, there have been no instances of Producers having breached the terms of agency or broker contracts; (E) all compensation paid to each such Producer was paid in accordance with applicable law; and (F) all training and instruction manuals pertaining to the sale of the products manufactured by Republic and its Subsidiaries provided to each such Producer by Republic and its Subsidiaries were in compliance with all applicable laws and orders.

(ii) Section 3.l(z)(ii) of the Republic Disclosure Letter sets forth the standard forms of agreements with Producers (collectively, the “Producer Agreements”) utilized by Republic and its Subsidiaries. Except as set forth in Section 3.l(z)(ii) of the Republic Disclosure Letter, all of the agreements with Producers are, in all material respects, in the form of one of the Producer Agreements. Except as set forth in Section 3.1(z)(ii) of the Republic Disclosure Letter, as of the date hereof none of Republic or any of its Subsidiaries is in default in any material respect with respect to any such Producer Agreement.

(aa) Reinsurance.

(i) Section 3.1(aa)(i) of the Republic Disclosure Letter sets forth an accurate, current and complete list of (i) all reinsurance or excess insurance ceded pursuant to any reinsurance, excess insurance, ceding of insurance, assumption of insurance or indemnification with respect to insurance or similar arrangements in force as of the date of this Agreement to which each Republic Insurer is a party (all the foregoing, the “Republic Reinsurance Agreements”), (ii) any terminated or expired Republic Reinsurance Agreement of any Republic Insurer under which there remains any outstanding reserves in excess of $100,000 and (iii) any Republic Reinsurance Agreement with any affiliate of Republic, and for each such Republic Reinsurance Agreement described in (i), (ii) or (iii), the effective date of such treaty or agreement and the termination date of any such treaty or agreement which has a definite termination date. All Republic Reinsurance Agreements are in full force and effect to the respective dates noted in Section 3.1(aa)(i) of the Republic Disclosure Letter, and except as disclosed in Section 3.1(aa)(i) of the Republic Disclosure Letter, neither Republic nor any Republic Insurer, nor to the knowledge of Republic, any other party to a Republic Reinsurance Agreement is in default as to any provision thereof, and, to the knowledge of Republic, no condition exists that, with or without notice or lapse of time or both, would constitute a default thereunder. No Republic Reinsurance Agreement contains any provision providing that the other party thereto may terminate or otherwise modify, including modifying the premium, terms or limits of coverage with respect to, such Republic Reinsurance Agreement by reason of the transactions contemplated by this Agreement. All amounts due or coming due in the future under each such treaty or agreements are collectible in full in the ordinary course. No consent is required from any party to any Republic Reinsurance Agreement in connection with the transactions provided for in this Agreement. Except as set forth in Section 3.1(aa)(i) of the Republic Disclosure Letter, to the knowledge of Republic or any Republic Insurer, there is no reason to believe that the financial condition of any other party to any Republic Reinsurance Agreement is impaired with the result that a default thereunder may reasonably be anticipated, whether or not such default may be cured by the operation of any offset clause in such agreement, and all amounts recoverable under any Republic Reinsurance Agreement to which any Republic Insurer is a party (including amounts based on paid and unpaid losses) are fully collectible. Each Republic Insurer is entitled to take full credit in (1) its Republic SAP Statements pursuant to Insurance Laws and (2) its financial statements prepared in accordance with generally accepted accounting principles for all reinsurance, coinsurance or excess insurance ceded pursuant to any Republic Reinsurance Agreement. Section 3.1(aa)(i) of the Republic Disclosure Letter sets forth a list of each reinsurance audit report issued in connection with the Republic Insurers since December 31, 2002.

(ii) Except as set forth in Section 3.l(aa)(ii) of the Republic Disclosure Letter, none of the Republic Insurers is currently or has ever been a party to a Finite Insurance Agreement. Except as set forth in Section 3.l(aa)(ii) of the Republic Disclosure Letter, neither Republic nor any of the Republic Insurers is now or has ever been a party to any separate written or oral agreements with reinsurers that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under the reinsurance contract, other than the contracts that are explicitly defined in the reinsurance contract. As used herein, the term “Finite Insurance Agreement” means any contract of financial reinsurance, finite risk insurance or reinsurance contracts (or multiple contracts with the same reinsurer or its affiliates) that include any of the following features:

(A) Features that limit the amount of insurance risk that is transferred to the reinsurer, including: (1) a limited or conditional cancellation provision under which cancellation triggers the obligation by any of the Republic Insurers or any of their affiliates to enter into a new reinsurance contract with the reinsurer, or an affiliate of the reinsurer; (2) a contract term longer than two years when the contract is non-cancelable by any of Republic or any Republic Insurer during the contract term; (3) an unconditional unilateral right by either party to commute the reinsurance contract; or (4) aggregate stop loss reinsurance coverage.

(B) Features that result in a delayed or untimely reimbursement of claims by the reinsurer, including: (1) reporting of losses less frequently than on a quarterly basis; or (2) a payment schedule accumulating retentions from multiple years.

(C) Risks ceded during the period covered by a financial statement and either (1) accounted for by the ceding entity as reinsurance under statutory accounting principles and as a deposit under generally accepted accounting principles, or as reinsurance under generally accepted accounting principles and as a deposit under statutory accounting principles.

(bb) Transactions with Certain Persons. Except as set forth in Section 3.l(bb) of the Republic Disclosure Letter, there are no outstanding material amounts payable to or receivable from, or advances by Republic or any of its Subsidiaries to, and neither Republic nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any contract with, any stockholder, director, officer, or affiliate of Republic or any of its Subsidiaries, or any relative of any of the foregoing. Except as set forth in Section 3.1(bb) of the Republic Disclosure Letter or in the Republic SEC Documents filed prior to the date of this Agreement, since August 3, 2005 there has been no material transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed material transactions, or series of similar transactions, agreements, arrangements or understandings to which Republic or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

(cc) Investment Company. Neither Republic nor any of its Subsidiaries is an investment company subject to registration and regulation under the Investment Company Act of 1940, as amended.

(dd) Environmental Matters. Except as set forth in the Republic SEC Documents filed prior to the date of this Agreement, or as would not reasonably be expected to have, individually or in the aggregate, a Republic Material Adverse Effect:

(i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of Republic, is threatened by any Governmental Entity or other person relating to or arising out of any Environmental Law;

(ii) Republic and its Subsidiaries are and for the last five years have been in compliance with all Environmental Laws and all Environmental Permits;

(iii) there are no events, conditions, circumstances, practices, plans or legal requirements that would prevent Republic or any of its Subsidiaries from, or increase the burden on Republic or any of its Subsidiaries in, complying with applicable Environmental Laws or obtaining, renewing or complying with all Environmental Permits required under such laws for the conduct of its business and operations;

(iv) other than with respect to policies written in connection with the insurance business, there are no liabilities of or relating to Republic or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability; and

(v) there has been no environmental investigation, study, audit, test, review or other analysis conducted of which Republic has knowledge in relation to the current or prior business of Republic or any of its Subsidiaries (other than with respect to policies written in connection with the insurance business for which claims reserves have been established) or any property or facility now or previously owned or leased by Republic or any of its Subsidiaries that has not been delivered or made available to Arrow prior to the date hereof

As used in this Section 3.1(dd):

“Environmental Laws” means any federal, state, local or foreign law (including common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any Governmental Entity or other third party, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials; and

“Environmental Permits” means, with respect to Republic, all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of Republic or any of its Subsidiaries, as currently conducted.

(ee) Sufficiency of Assets. The assets owned or leased by Republic and its Subsidiaries are sufficient in all material respects for the operation of the businesses of Republic and its Subsidiaries as currently conducted (including all books, records, computers and computer programs and data processing systems).

(ff) Investments.

(i) Section 3.1(ff)(i) of the Republic Disclosure Letter sets forth an accurate, current and complete list of all bonds, stocks (other than stock of direct or indirect wholly-owned Subsidiaries of Republic), mortgages and other investments of any type owned by Republic and its Subsidiaries as of June 30, 2006 (collectively, the “Scheduled Investments”). Republic and its Subsidiaries have good and marketable title to each of the Scheduled Investments.

(ii) Except as set forth in Section 3.1(ff)(ii) of the Republic Disclosure Letter, none of the Scheduled Investments is currently in default in the payment of principal or interest, and, to the knowledge of Republic, no event has occurred which reasonably would be expected to result in a diminution of the value of any non-publicly traded security owned by Republic or any of its Subsidiaries.

(iii) There are no Liens on any of the Scheduled Investments, except for (i) those Scheduled Investments deposited with Governmental Entities, as indicated in Section 3.1(ff)(iii) of the Republic Disclosure Letter, and (ii) Liens which do not materially detract from the value of the Scheduled Investments subject thereto.

(iv) Neither Republic nor any of its Subsidiaries has taken, or omitted to take, any action which would result in Republic being unable to enforce the terms of any Scheduled Investment or which would cause any Scheduled Investment to be subject to any valid offset, defense or counterclaim against the right of Republic to enforce the terms of such Scheduled Investment.

(v) Since December 31, 2005, Republic has not (i) purchased or otherwise invested in, or committed to purchase or otherwise invest in, any interest in real property (including any extension of credit secured by a mortgage or deed of trust), (ii) purchased or otherwise invested in, or committed to purchase or otherwise invest in, bonds, notes, debentures or other evidences of indebtedness rated lower than “Baa-” by Moody’s Investors Service Inc. or “BBB-” by Standard & Poor’s Corporation at the time of purchase, (iii) entered into any Republic Contract with any affiliate with respect to the purchase or other acquisition, sale or other disposition or allocation of any Scheduled Investment or (iv) entered into any Republic Contract with respect to any foreign investments.

3.2 Representations and Warranties of Arrow. Arrow and Merger Sub represent and warrant to Republic as follows:

(a) Organization, Standing and Power.

(i) Each of Arrow and Merger Sub is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have an Arrow Material Adverse Effect (as hereinafter defined).

(ii) Arrow has previously delivered to Republic true, complete and correct copies of the organizational documents of Arrow, which are in full force and effect and have not been amended or otherwise modified.

(b) Authority.

(i) Each of Arrow and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Arrow and Merger Sub and no other corporate proceedings on the part of Arrow or Merger Sub are necessary to authorize this Agreement and consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Arrow and Merger Sub and (assuming the due authorization, execution and delivery by Republic) constitutes a valid and binding obligation of each of Arrow and Merger Sub, enforceable against each of Arrow and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement by each of Arrow and Merger Sub do not, and the performance of its respective obligations and consummation of the transactions contemplated hereby will not, (A) result in any Violation pursuant to any provision of the organizational documents of Arrow or Merger Sub, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Arrow or Merger Sub or their respective properties or assets, which Violation, in the case of clause (B), either individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of Arrow or Merger Sub to perform their obligations under this Agreement (an “Arrow Material Adverse Effect”).

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Arrow or Merger Sub in connection with the execution and delivery of this Agreement by Arrow or Merger Sub or the consummation by Arrow or Merger Sub of the transactions contemplated hereby, except for (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) the approvals, filings and notices required under the insurance laws of the jurisdictions in which Republic Insurers are organized or transact the business of insurance, and (C) notices or filings under the HSR Act.

(c) Information Supplied. The information supplied in writing by Arrow and the Merger Sub and included in the Proxy Statement with the written consent of Arrow and the Merger Sub, as the case may be, will not, at the date mailed to the holders of Common Stock or at the time of the Republic Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Financing. Arrow has or will have available, prior to the Effective Time, sufficient cash in immediately available funds to pay or to cause Merger Sub to pay the Merger Consideration pursuant to Article II hereof and to consummate the Merger and other transactions contemplated hereby.

(e) Merger Sub.

(i) True, complete and correct copies of the organizational documents of Merger Sub, each as in effect as of the date of this Agreement, have previously been made available to Republic, which are in full force and effect and have not been amended or otherwise modified.

(ii) Merger Sub was formed by Arrow solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement. Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement.

(f) Legal Proceedings. There are no suits, actions, investigations or proceedings (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Arrow, threatened, against or affecting Arrow or any Subsidiary of Arrow, that would reasonably be expected to have, individually or in the aggregate, an Arrow Material Adverse Effect, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity outstanding against Arrow or any Subsidiary of Arrow having, or that would reasonably be expected to have, individually or in the aggregate, an Arrow Material Adverse Effect.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

The Republic Disclosure Letter sets forth items the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement or as an exception to one or more of Republic’s covenants contained in Section 4.1 of this Agreement, and disclosure made with respect to a provision of this Agreement shall be deemed to qualify such provision to the extent it is reasonably apparent from a reading of such disclosure that such disclosure is applicable to such subsection.

4.1 Covenants of Republic. During the period from the date of this Agreement and continuing until the Effective Time, Republic agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement or to the extent that Arrow shall otherwise consent in writing:

(a) Ordinary Course. Except as otherwise expressly permitted by this Agreement, Republic and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Republic shall not, nor shall it permit any of its Subsidiaries to: (i) enter into any new material line of business; (ii) other than in respect of actions, suits or other litigation referred to in subclause (l) of this Section 4.1, pay, discharge, settle or satisfy any claim, liability or obligation (including extra-contractual obligations), whether absolute, accrued, asserted or unasserted, contingent or otherwise, other than in the ordinary course of business consistent with past practice or for amounts not in excess of $250,000 in the aggregate; (iii) enter into, amend in any material respect or terminate, in each case outside the ordinary course of business consistent with past practice, any material reinsurance or any similar contract (including any surplus relief or financial reinsurance contract), whether as reinsurer or reinsured, so as to materially change the existing reinsurance profile, including quality of reinsurers, contract terms and scope of coverage, of Republic and its Subsidiaries on a consolidated basis, in each case without the consent of Arrow, such consent not to be unreasonably withheld or delayed; (iv) alter or amend in any material respect their existing underwriting, claim handling, loss control, investment, actuarial, reserving, financial reporting or accounting principles, practices, procedures, guidelines, policies or methods or any material assumption underlying an actuarial practice or policy, except as may be required by generally accepted accounting principles or applicable statutory accounting principles; (v) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice; or (vi) except as disclosed in Section 4.l(a)(vi) of the Republic Disclosure Letter, hire any new employee with a base salary or guaranteed monetary compensation in excess of $100,000 per year.

(b) Dividends; Changes in Stock.

(i) Republic shall not, nor shall it permit any of its Subsidiaries to, or propose to, (x) declare or pay any dividends on or make other distributions in respect of any of its capital stock (whether in cash, stock or property or any combination thereof), except for (A) dividends paid by a direct or indirect wholly owned Subsidiary of Republic, (B) regular, quarterly cash dividends paid by Republic on the Common Stock in accordance with subclause (ii) of this Section 4.1(b), with usual record and payment dates and in accordance with Republic’s past dividend policy, and (C) required distributions on Republic’s trust preferred securities, if any, (y) split, combine or reclassify any of its capital stock, or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (z) purchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (except pursuant to agreements disclosed in Section 4.1 (b)(i) of the Republic Disclosure Letter).

(ii) Republic may declare and pay regular, quarterly cash dividends not to exceed the lesser of (x) $0.12 per share and (y) 100% of the consolidated net income per share of Republic calculated in accordance with GAAP (“Net Income Per Share”) for the calendar quarter immediately preceding the calendar quarter in which any dividend is proposed to be declared, provided that a dividend may be declared in the third calendar quarter of 2006 of up to $0.12 per share notwithstanding the fact that such per share dividend may exceed 100% of the Net Income Per Share earned by Republic for the three month period ending June 30, 2006 (the amount expressed on a per share basis by which any such dividend exceeds the Net Income Per Share for such three month period being referred to herein as the “Q2 Dividend Deficit”); provided, further, that no quarterly cash dividends may be declared in any calendar quarter subsequent to the third calendar quarter unless the excess of (i) the Trailing Dividend Amount (as defined herein) over (ii) the Q2 Dividend Deficit is equal to or greater than the lesser of (a) the dividend per share proposed to be declared in such quarter and (b) $0.12 per share, in which case such dividend may only be paid in an amount not to exceed the lesser of (c) the dividend per share proposed to be declared in such quarter and (d) $0.12 per share.

As used in this Section 4.1(b)(ii), “Trailing Dividend Amount” means, for any calendar quarter, the amount by which the aggregate Net Income Per Share earned by Republic during the third calendar quarter of 2006 and each subsequent calendar quarter that immediately precedes the calendar quarter in which a dividend is proposed to be declared exceeds the sum of (1) the aggregate dividends proposed to be declared during the fourth calendar quarter and subsequent calendar quarters and (2) the absolute value of the aggregate net loss per share of Republic, if any, calculated in accordance with GAAP for the third calendar quarter of 2006 and subsequent calendar quarters prior to the calendar quarter in which a dividend is proposed to be declared.

(c) Issuance of Securities. Except as disclosed in Section 4.1(c) of the Republic Disclosure Letter, Republic shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, or pledge or otherwise encumber any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than the issuance of Common Stock upon the exercise or settlement of stock options outstanding as of the date hereof under the Republic Stock Plans.

(d) Governing Documents. Except as expressly provided herein, Republic shall not amend or propose to amend its Certificate of Incorporation or Bylaws and shall cause its Subsidiaries not to amend their respective certificates of incorporation, bylaws or similar organizational documents.

(e) No Acquisitions or Dispositions. Subject to Section 5.4, Republic shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, or dispose of or agree to dispose of, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by entering into an extraordinary reinsurance transaction, by forming a partnership or joint venture with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets. Subject to Section 5.4, other than activities in the ordinary course of business consistent with past practice, Republic shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets (including capital stock of its Subsidiaries and indebtedness of others held by Republic and its Subsidiaries).

(f) Indebtedness. Except as set forth in Section 4.1(f) of the Republic Disclosure Letter, Republic shall not, and shall not permit any of its Subsidiaries to, (i) incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness) or guarantee any such indebtedness, except with respect to intercompany indebtedness incurred by Subsidiaries of Republic and owed to Republic or other Subsidiaries of Republic, (ii) issue or sell any debt securities or rights to acquire any debt securities of Republic or any of its Subsidiaries or guarantee any debt securities of others, or (iii) enter into any “keep-well or other agreement to maintain the financial condition of any other person or any arrangement having the economic effect of the foregoing without Arrow’s prior written consent, not to be unreasonably withheld or delayed.

(g) Material Contracts. Except with respect to the reinsurance matters referred to in Section 4.1(a)(iii), Republic shall not, and shall not permit any of its Subsidiaries to, (i) enter into any material contract other than in the ordinary course of business consistent with past practice, (ii) terminate or materially modify or amend any contract material to the operations of Republic or any of its Subsidiaries or (iii) enter into any agreements that limit or otherwise restrict Republic or any of its Subsidiaries or any successor thereto from engaging or competing in any material respect in any line of business or in any geographic area.

(h) Risk Policy. Republic shall not, and shall not permit any of its Subsidiaries to, terminate or materially modify or amend any risk management arrangements, whether entered into for the account of Republic or one of its Subsidiaries.

(i) Compensation and Benefit Plans. Except as provided in Section 4.1(i) of the Republic Disclosure Letter, neither Republic nor any Subsidiary will (i) enter into, adopt, amend (except for such amendments as may be required by law) or terminate any Republic Benefit Plan, or any other employee benefit plan or any agreement, arrangement, plan or policy between Republic or a Subsidiary of Republic and one or more of its directors or officers, or (ii) except to the extent expressly permitted by Section 4.1(c), issue any new or additional awards or grants, or pay any new or additional compensation or benefits, enter into any severance or change-in-control agreements, or increase in any manner the current compensation or benefits, contingent or otherwise, of any director, officer, agent, independent contractor or employee, with the exception of (A) amounts required to be contributed, distributed, granted or awarded under the terms and provisions of plans and arrangements listed in Section 3.l(j)(ii) of the Republic Disclosure Letter as in effect as of June 30, 2006, and (B) normal increases in compensation in the ordinary course of business consistent with past practice.

(j) No Liquidation. Republic shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(k) Taxes. Except as will not reasonably be likely to materially affect the Taxes or the Tax Assets of Republic and its Subsidiaries after the Effective Time, Republic shall not, and shall not permit any of its Subsidiaries to:

(i) (A) make, amend or change any material income Tax election; (B) make a request for a Tax Ruling or enter into any agreement with a Taxing Authority; (C) settle or compromise any material Tax liability or Tax Claim in excess of amounts specifically reserved therefor on the consolidated financial statements of Republic included in its Quarterly Report on Form l0-Q for the quarter ended March 31, 2006, as filed with the SEC prior to the date of this Agreement; (D) except as otherwise mandated by applicable law, file any amendments to any previously filed Tax Returns; (E) surrender any right to claim a refund of any Taxes; (F) make any distributions or enter into any transactions (other than the transactions contemplated by this Agreement) that are not within the ordinary course of business (determined by the conduct of business by Republic or any applicable Subsidiary of Republic over the course of the preceding 12 month period) that could materially increase the Taxes of Republic or its Subsidiaries or affect the Tax Assets (including the amount of any Subsidiary’s previous tax earnings and profits and the amount of any Subsidiary’s foreign tax paid pool) of Republic or any of its Subsidiaries; or (G) file any Tax Return in a manner that could be materially inconsistent with past custom and practice, except as provided in Section 5.8(c) or as may be required by applicable law; or

(ii) change its method of tax accounting, except as required by changes in applicable law, statutory accounting principles or generally accepted accounting principles.

(l) Litigation. Republic shall not, and shall not permit any of its Subsidiaries to, settle or compromise any material action, suit or other litigation or legal proceeding that (i) is a non-insurance action, suit or other litigation or legal proceeding, (ii) is set forth in

Section 3.1(g) of the Republic Disclosure Letter, or (iii) except to the extent brought by or on behalf of Arrow Parent, Arrow, Merger Sub or their affiliates, arises out of the transactions contemplated by this Agreement.

(m) Other Actions. Each of the parties agrees that it shall not, and shall not permit any of its Subsidiaries to, take any action intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by applicable law) which would adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without imposition of a condition or restriction of the type referred to in Section 6.1(e).

(n) Other Agreements. Republic shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

4.2 Advice of Changes; Government Filings. Each party shall promptly advise the other orally and in writing of any change or event having, or which would reasonably be expected to have, a Republic Material Adverse Effect or an Arrow Material Adverse Effect, as the case may be, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein and Republic shall promptly advise Arrow orally and in writing of any material deficiency asserted by any Governmental Entity with respect to any Subsequent Republic SAP Statement; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VI or give rise to any right of termination under Article VII unless the underlying breach shall independently constitute such a failure or give rise to such a right. Republic and its Subsidiaries shall file all reports, statements and other filings required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to Arrow copies of all such reports, statements and other filings promptly after the same are filed. Each of Republic and Arrow shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all the information relating to the other party, and any of its respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that to the extent practicable it will consult with the other party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, Republic shall prepare and file with the SEC proxy materials which shall constitute the proxy statement relating to the matters to be submitted to the Republic stockholders at the Republic Stockholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”), and Republic shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto and to cause the Proxy Statement to be mailed to the Republic stockholders as promptly as practicable following the date of this Agreement. Republic shall promptly notify Arrow upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement and shall provide Arrow with copies of all correspondence between Republic and its representatives, on the one hand, and the SEC, on the other hand, relating to the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement or responding to any comments of the SEC with respect thereto, Republic (i) shall provide Arrow a reasonable opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by Arrow. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, Republic shall promptly inform Arrow of such occurrence and shall file with the SEC and/or mail to the stockholders of Republic such amendment or supplement.

(b) Republic shall take all lawful action to call, give notice of, convene and hold a meeting of its stockholders, such meeting to take place as promptly as practicable following the date hereof (the “Republic Stockholders Meeting”), for the purpose of obtaining the Required Republic Vote with respect to the transactions contemplated by this Agreement. Subject to Section 5.4(b), the Board of Directors of Republic shall use its reasonable best efforts to obtain from the Republic stockholders the Required Republic Vote and shall recommend to the Republic stockholders that they vote to adopt this Agreement and the plan of merger contained herein; provided, however, that Republic shall not be obligated to make the foregoing recommendation to the extent that the Board of Directors of Republic determines in good faith (after consultation with outside legal counsel) that such failure to so recommend is required in order to comply with its fiduciary duties under applicable law (subject to the requirements of Section 7.2); provided, further, however, that notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall be deemed to relieve Republic of its obligation to submit this Agreement to its stockholders for a vote on the approval thereof unless this Agreement has been terminated in accordance with its terms prior to the Republic Stockholders Meeting.

(c) Nothing contained in this Section 5.1 shall prohibit Republic from taking and disclosing to the stockholders of Republic a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the stockholders of Republic if, in the good faith judgment of the Board of Directors of Republic, after consultation with outside legal counsel, failure to so disclose would be inconsistent with its fiduciary obligations under applicable law.

5.2 Access to Information.

(a) Upon reasonable notice, Republic shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Arrow, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, records, commitments, officers and employees and, during such period, to the extent permitted by applicable law, Republic shall (and shall cause each of its Subsidiaries to) make available to Arrow (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws, the HSR Act, state insurance laws or the rules and regulations of Governmental Entities and self-regulatory organizations and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Notwithstanding the foregoing, none of Republic or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure (x) would jeopardize the attorney-client privilege, work-product doctrine or any other applicable privilege of the institution in possession or control of such information, (y) would contravene any law, rule, regulation, order, judgment or decree or (z) is restricted or prohibited by any contract entered into prior to the date hereof.

(b) Arrow shall hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement dated July 18, 2006, between Republic and Arrow (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in effect as provided under Section 8.5.

(c) No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereto to consummate the Merger.

5.3 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party hereto shall, and shall cause its respective Subsidiaries to, use reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement as promptly as practicable, (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement, and (iii) to cooperate in connection with any financing transaction undertaken by Arrow to fund the Merger Consideration, including, cooperation by Republic in facilitating customary due diligence and arranging senior officers, as selected by Arrow, to meet with prospective lenders and investors in customary presentations (including “road show” presentations and sessions with rating agencies), the preparation and filing of any offering document or listing particulars, the issuance of any comfort letter, the receipt of any auditors consents, the delivery of consolidated pro forma financial information and the use of commercially reasonable efforts to cause each independent auditor to so cooperate; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption will result in such party being required to hold separate or to divest any of its respective businesses or assets. Each of Republic and Arrow shall promptly cooperate with and furnish information to the other in connection with any such efforts by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing.

5.4 Acquisition Proposals.

(a) Republic agrees that, prior to the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of it and its subsidiaries, taken as a whole, (B) any purchase or sale of 15% or more of the consolidated assets (including stock of its Subsidiaries) of it and its Subsidiaries, taken as a whole, or (C) any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of its total voting power (or of the surviving parent entity in such transaction) or the voting power of any of its Subsidiaries or any reinsurance transaction outside the ordinary course of business (any such proposal, offer or transaction (other than a proposal or offer made by Arrow or an affiliate thereof) being hereinafter referred to as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, or (iii) approve, adopt or recommend, or propose to approve, adopt or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, reinsurance agreement, option agreement or other agreement related to any Acquisition Proposal or propose or agree to do any of the foregoing.

(b) Notwithstanding the foregoing or any other provision of this Agreement, the Board of Directors of Republic shall be permitted directly or indirectly through its and Republic’s advisors, agents and other intermediaries, prior to the Republic Stockholders Meeting, and subject to compliance with the other terms of this Section 5.4 and to first entering into a confidentiality agreement with such initiating person, which confidentiality agreement shall have provisions that are no less favorable to Republic than those contained in the Confidentiality Agreement, to engage in discussions and negotiations with, and provide nonpublic information or data to, any person that has made a bona fide unsolicited written Acquisition Proposal that the Board of Directors of Republic has determined in good faith by majority vote, after consultation with its financial advisor and its outside legal counsel, is, or is reasonably likely to be, a Superior Proposal; provided that the Board of Directors of Republic has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action in connection therewith would cause it to violate its fiduciary duties under applicable law; and provided, further, however, that Republic shall have delivered written notice to Arrow at least three Business Days in advance of taking any action permitted pursuant to this Section 5.4(b). Nothing contained herein shall prevent the Board of Directors of Republic from complying with Rule 14e-2 or Rule 14d-9 under the Exchange Act with regard to an Acquisition Proposal to the extent applicable.

(c) Republic shall notify Arrow promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Republic or any of its Subsidiaries by any person that informs Republic or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with Republic relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Republic shall also promptly, and in any event within 24 hours, notify Arrow, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 5.4 and keep Arrow informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation relating thereto.

(d) Republic agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) subject to the other provisions of this Section 5.4, it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. Republic agrees that it will promptly inform its and its Subsidiaries’ respective directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.4.

(e) For purposes of this Agreement, “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal not attributable to a breach of Section 5.4(a) which the Board of Directors of Republic determines in good faith by majority vote, after consultation with its financial advisors and outside legal advisor, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the stockholders of Republic from a financial point of view, than the Merger and the other transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided, however, that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “15% or more of its total voting power” in the definition of “Acquisition

Proposal” shall be deemed to be a reference to “a majority of its total voting power” and each reference to “15% or more of the consolidated assets” shall be deemed to be a reference to “ a majority of the consolidated assets.”

5.5 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise provided in Section 7.2 and Section 7.3.

5.6 Indemnification Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Arrow shall cause the Surviving Corporation, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses (without security) to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of Republic or any of its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Republic or any Subsidiary of Republic, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (“Indemnified Liabilities”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement with respect to such Indemnified Liabilities by Republic pursuant to Republic’s Certificate of Incorporation, Bylaws and indemnification agreements and resolutions, if any, in existence on the date hereof and previously disclosed to Arrow with any directors, officers and employees of Republic and its Subsidiaries.

(b) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect (i) in the certificate of incorporation and bylaws of the Surviving Corporation (or any successor to the Surviving Corporation), provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Republic, and (ii) the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Republic (provided that the Surviving Corporation may substitute therefor policies with one or more reputable unaffiliated third-party insurers of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the premiums paid as of the date hereof by Republic for such insurance (“Republic’s Current Premium”), and if such premiums for such insurance would at any time exceed 200% of Republic’s Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to 200% of Republic’s Current Premium. In lieu of such coverage, Arrow may substitute a prepaid “tail” policy for such coverage, which it may cause Republic to obtain prior to the Closing.

(c) The provisions of this Section 5.6 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, (ii) may not be terminated or modified in such a manner as to adversely affect in any material respect any Indemnified Party without the consent of such affected Indemnified Party, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

5.7 Employee Benefit Matters.

(a) Arrow agrees that those individuals who are employed by Republic or any of its Subsidiaries immediately prior to the Closing Date shall continue to be employees of the Surviving Corporation or its subsidiaries as of the Closing Date (each such employee, an “Affected Employee”); provided, however, that this Section 5.7 shall not be construed to, and nothing contained herein shall, limit the ability of the applicable employer to terminate the employment of any Affected Employee at any time.

(b) Arrow shall, or shall cause the Surviving Corporation to, give the Affected Employees full credit for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained for the benefit of Affected Employees by the Surviving Corporation in effect as of the Closing Date for such Affected Employees’ service with Republic or any Subsidiary of Republic to the same extent recognized by Republic or such Subsidiary immediately prior to the Closing Date except to the extent it results in the duplication of benefits. With respect to any employee benefit plan or arrangement established by Arrow or the Surviving Corporation after the Closing Date (the “Post Closing Plans”) for the benefit of Affected Employees, service shall be credited in accordance with the terms of such Post Closing Plans. During the one year period following the Effective Time the Post Closing Plans shall provide benefits to the Affected Employees that are substantially comparable in the aggregate to the benefits provided to the Affected Employees under the Republic Benefit Plans.

(c) Arrow shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plan established to replace any Republic welfare benefit plans in which such Affected Employees may be eligible to participate after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such Affected Employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Affected Employees are eligible to participate in after the Closing Date.

(d) Arrow shall cause the Surviving Corporation and its Subsidiaries to honor and assume all employment, severance, consulting and retention agreements or arrangements and all Republic Benefit Plans as in effect as of the date hereof, all of which agreements and arrangements are as set forth in Section 3.1(j)(ii) of the Republic Disclosure Letter, or that are entered into prior to the Closing Date in accordance with Section 4.1(a) hereof; provided, however, that this Section 5.7 is not intended to prevent Arrow or the Surviving Corporation from exercising their rights with respect to such agreements or arrangements and all Republic Benefit Plans in accordance with their terms, including the right to alter, terminate or otherwise amend all such agreements and arrangements and Republic Benefit Plans.

5.8 Tax Matters.

(a) At the option of Arrow any or all Tax Sharing Agreements between or among Republic and any of its Subsidiaries shall be terminated immediately prior to the Effective Time and shall have no continuing force or effect after the Effective Time.

(b) All powers of attorney issued or granted by Republic and its Subsidiaries with respect to any matters relating to Taxes or Tax Assets shall be terminated immediately prior to the Effective Time and shall have no continuing force or effect after the Effective Time.

(c) From the date of this Agreement to the Effective Time, Republic and its Subsidiaries shall prepare and file all Tax Returns which are required to be filed under applicable law during such period in a manner that is consistent with past practice to the extent that such past practices are not contrary to applicable law and, to the extent that any of the following Tax Returns are required to be filed after the date hereof but prior to the Effective Time, Republic shall provide or shall cause to be provided to Arrow (or Arrow’s designated advisors) a copy of any such Tax Return that is (A) the consolidated federal income Tax Return filed by Republic as a common parent and the federal income Tax Return filed by Southern County Mutual Insurance Company, (B) a foreign, state or local sales and use, property, gross premiums, franchise or income Tax Return filed by Republic or any of its Subsidiaries in a jurisdiction in which either more than $300,000 of Taxes is assessed or more than $1,500,000 of gross premium, value or income is reported or (C) any other Tax Return which Arrow reasonably requests from Republic or any of its Subsidiaries, in the case of each of clauses (A) – (C), no later than the later of (w) 30 days prior to the date when such Tax Return is required to be filed, (x) five days after the date of this Agreement, (y) solely in the case of a consolidated federal income Tax Return filed by Republic as a common parent, two Business Days prior to the date when such Tax Return is required to be filed, provided that at Arrow’s option, Arrow shall have the right, upon providing notice to Republic no later than seven days after the date of this Agreement, to engage a nationally recognized accounting firm (or any other accounting firm that is recommended by Republic and is agreed to by Arrow) to assist Republic (the cost of such accounting firm to be shared equally between Republic and Arrow) with the preparation and processing of the Republic consolidated federal income Tax Return and if such option is exercised, Republic, Arrow and Arrow’s advisors shall cooperate with each other in preparing such Tax Return and a copy of such Tax Return shall be provided to Arrow no later than September 1, 2006, and (z) solely in the case of a Tax Return described in clause (C), the first Business Day after the date on which Republic receives the request therefor. Republic shall reasonably cooperate with Arrow in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any sales, use, stamp, documentary, filing, recording, transfer, real estate, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees, Taxes or governmental charges and any interest, penalties, additions to tax or additional amount imposed in connection with such fees, Taxes or charges as levied by any Taxing Authority in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) and take all reasonable steps necessary to obtain any exemptions from such Transfer Taxes. Notwithstanding any provision to the contrary, Republic shall not file any Tax Return that Arrow has the right to review pursuant to clauses (A) and (B) of this Section 5.8(c) unless Republic first obtains Arrow’s written consent to file such Tax Return, such consent not to be unreasonably withheld or delayed.

5.9 Public Announcements. Arrow and Republic shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.10 Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Common Stock from the NASDAQ and to terminate registration under the Exchange Act; provided, however, that such delisting and termination shall not be effective until after the Effective Time.

5.11 Rule 16b-3. Prior to the Effective Time, Republic may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and certain SEC No-Action Letters, any dispositions of equity securities of Republic (including derivative securities with respect to equity securities of Republic) resulting from the transactions contemplated by this Agreement by each officer or director of Republic who is subject to Section 16 of the Exchange Act with respect to equity securities of Republic.

5.12 Additional Agreements. In case any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of Republic, the proper officers and directors of each party to this Agreement shall take all such necessary action.

5.13 Subsequent Republic SAP Statements. Until the Closing, Republic shall deliver or make available to Arrow (i) all quarterly and annual Republic SAP Statements for each Republic Insurer for the quarterly and annual periods ending after the date of this Agreement, each in the form (including exhibits, annexes and any amendments thereto) filed after the date hereof with the applicable state insurance regulatory authority (the “Subsequent Republic SAP Statements”), and (ii) true and complete copies of all examination reports of insurance departments and any insurance regulatory authorities received by Republic after the date hereof The statutory balance sheets and income statements included in the Subsequent Republic SAP Statements shall be audited by Republic’s independent auditors, and Republic shall deliver or make available to Arrow true and complete copies of all audit opinions related thereto for periods beginning after the date hereof.

5.14 Subsequent Scheduled Investments. As soon as reasonably practicable, but in any event within 15 days, after the date of this Agreement, Republic shall deliver to Arrow an accurate, current and complete list of all bonds, stocks, mortgages and other investments of any type owned by Republic and its Subsidiaries as of July 31, 2006 (the “Subsequent Scheduled Investments”). As of such date, Republic and its Subsidiaries shall have good and marketable title to each of the Subsequent Scheduled Investments.

5.15 Executive Employment Agreements. Republic shall not take or cause to be taken any action to terminate or amend or modify in any respect any of the Executive Employment Agreements listed on Section 5.15 of the Republic Disclosure Letter without the prior written consent of Arrow.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing of the following conditions, unless waived by both Arrow and Republic:

(a) Stockholder Approval. Republic shall have obtained the Required Republic Vote.

(b) HSR Approval. The applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated.

(c) Other Approvals. Other than the filing provided for by Section 1.3 and filings pursuant to the HSR Act, all authorizations, consents, orders, permits or approvals of or declarations or filings with, and all expirations of waiting periods required from, any Governmental Entity which are necessary for the consummation of the Merger or those the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Republic Material Adverse Effect or an Arrow Material Adverse Effect, including those set forth in Section 6.1(c) of the Republic Disclosure Letter, shall have been filed, have occurred or been obtained (all such authorizations, consents, orders, permits, approvals and filings and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect.

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction which makes the consummation of the Merger illegal.

(e) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation, order or decree enacted, entered, enforced or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction which, in connection with the grant of a Requisite Regulatory Approval or otherwise, imposes any condition or restriction upon Arrow or Republic or any of their respective Subsidiaries which could reasonably be expected to have a Republic Material Adverse Effect or a material adverse effect on the condition (financial or other), assets, liabilities, businesses or results of operations of Arrow Parent and its Subsidiaries taken as a whole after the Effective Time.

6.2 Conditions to Obligations of Arrow. The respective obligations of Arrow and Merger Sub to effect the Merger are subject to the satisfaction on or prior to the Closing of the following conditions unless waived by Arrow:

(a) Representations and Warranties. The representations and warranties of Republic set forth in this Agreement, disregarding all qualifications and exceptions therein relating to materiality or Republic Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for (i) changes specifically permitted by the terms of this Agreement and (ii) representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), subject to such exceptions as do not have and would not reasonably be expected to have, individually or in the aggregate, a Republic Material Adverse Effect. Arrow shall have received a certificate signed on behalf of Republic by the Chief Executive Officer and Chief Financial Officer of Republic to the effect set forth above.

(b) Performance of Obligations of Republic. Republic shall have performed or complied with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Arrow shall have received a certificate signed on behalf of Republic by the Chief Executive Officer and Chief Financial Officer of Republic to such effect.

(c) No Republic Material Adverse Effect. Since March 31, 2006, there shall not have been any Republic Material Adverse Effect.

(d) Dissenting Shares. The number of Dissenting Shares shall not exceed 10% of the number of shares of Common Stock outstanding immediately prior to the Effective Time.

(e) Republic’s Financial Strength Rating. Republic’s financial strength rating by The A.M. Best Company, Inc. shall be no lower than A-.

6.3 Conditions to Obligations of Republic. The obligation of Republic to effect the Merger is subject to the satisfaction on or prior to the Closing of the following conditions unless waived by Republic:

(a) Representations and Warranties. The representations and warranties of Arrow and Merger Sub set forth in this Agreement, disregarding all qualifications and exceptions therein relating to materiality or Arrow Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for (i) changes specifically permitted by the terms of this Agreement and (ii) representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, an Arrow Material Adverse Effect. Republic shall have received a certificate signed on behalf of Arrow by a senior officer of Arrow to the effect set forth above.

(b) Performance of Obligations of Arrow. Arrow and Merger Sub shall have performed or complied with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Republic shall have received a certificate signed on behalf of Arrow by the Chief Executive Officer of Arrow to such effect.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of Arrow and Republic in a written instrument;

(b) by either Arrow or Republic, upon written notice to the other party, if a Governmental Entity of competent jurisdiction which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and unappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and unappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with Section 5.3 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Arrow or Republic, upon written notice to the other party, if the Merger shall not have been consummated on or before February 6, 2007 or, if the only conditions precedent to the obligations of the parties hereunder that have not been satisfied or waived on or before such date are the receipt of Requisite Regulatory Approvals or the condition set forth in Section 6.1(e), May 4, 2007 provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Arrow, upon written notice to Republic, if (i) the Board of Directors of Republic fails to recommend approval of this Agreement at the Republic Stockholders Meeting in accordance with Section 5.1(b) or directly or indirectly withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) such recommendation in any manner adverse to Arrow or to the consummation of the Merger (any such action in this clause (i), a “Change in Republic Recommendation”, it being understood that disclosure, to the extent required by applicable law, of the existence of and the material terms and conditions of any Acquisition Proposal that is not being recommended by the Board of Directors of Republic shall not of itself constitute a Change in Republic Recommendation) or resolves to take any such action; or (ii) Republic breaches its obligations under this Agreement by reason of a failure to call the Republic Stockholders Meeting in accordance with Section 5.1(b) or a failure to prepare and mail to its stockholders the Proxy Statement in accordance with Section 5.1(a) or provide the Notice of Republic Stockholders Meeting in accordance with Section 5.1(b);

(e) by Republic prior to when the Required Republic Vote has been obtained, in order to enter into an agreement for an Acquisition Proposal that the Board of Directors of Republic determines in good faith (after consultation with its outside legal and financial advisors), in the exercise of its fiduciary duties, constitutes a Superior Proposal; provided, however, that Republic may not terminate this Agreement pursuant to this clause (e) until after the fourth Business Day following Arrow’s receipt of a written notice (a “Notice of Superior Proposal”) from Republic advising Arrow that Republic intends to take such action and specifying the reason therefor, including the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal (it being understood and agreed that in determining whether an Acquisition Proposal constitutes a Superior Proposal, the Board of Directors of Republic shall take into account any changes to the terms and conditions of this Agreement proposed by Arrow in response to a Notice of Superior Proposal);

(f) by either Arrow or Republic, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in either (i) Section 6.2(a) or 6.2(b) or (ii) Section 6.3(a) or 6.3(b), as the case may be, and which breach has not been cured within 60 days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period; and

(g) by either Arrow or Republic, if the Required Republic Vote shall not have been obtained upon a vote taken thereon at the duly convened Republic Stockholders Meeting, or any adjournment or postponement thereof.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Republic or Arrow as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Arrow or Republic or their respective officers or directors, except with respect to Sections 3.1(r), 5.2(b), 5.9 and 7.3, this Section 7.2 and Article VIII, which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its breach of this Agreement.

(b) If (i) Arrow shall terminate this Agreement pursuant to Section 7.1(c) or Section 7.1(f), (ii) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to Republic shall have been publicly announced or otherwise enters into the public domain or shall have been communicated to the senior officers or Board of Directors of Republic (a “Republic Proposal”) and (iii) within 12 months after the date of such termination of this Agreement, Republic or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then Republic shall pay the sum of $9,000,000 (the “Termination Fee”) to Arrow on the Business Day following such entry into a definitive agreement or consummation, whichever occurs first.

(c) If Arrow shall terminate this Agreement pursuant to Section 7.1(d), then Republic shall pay the Termination Fee to Arrow on the Business Day following such termination.

(d) If Republic shall terminate this Agreement pursuant to Section 7.1(e), then Republic shall pay the Termination Fee to Arrow as a condition to and on the date of such termination.

(e) If Arrow shall terminate this Agreement pursuant to Section 7.1(f) as a result of a breach by Republic of Section 5.4, then Republic shall pay the Termination Fee to Arrow on the Business Day following such termination.

(f) If (i) either party shall terminate this Agreement pursuant to Section 7.1(g) because the Required Republic Vote shall not have been received and (ii) at any time after the date of this Agreement and at or before the date of the Republic Stockholders Meeting there shall have been a Republic Proposal, then Republic shall reimburse and pay Arrow for all documented out-of-pocket expenses and fees incurred by Arrow (including fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors) arising out of, in connection with or related to the Merger or the other transactions contemplated by this Agreement, not to exceed $1,500,000, such reimbursement and payment to be made on the Business Day following delivery of Arrow’s written request therefor following such termination.

(g) Any amounts payable to Arrow pursuant to this Section 7.2 shall be paid by wire transfer of immediately available funds to such account as Arrow may designate in writing at least one day prior to the date of payment.

7.3 Expenses. The parties agree that the agreements contained in Section 7.2 are an integral part of the transactions contemplated by this Agreement. If one party fails to promptly pay to the other any fees due hereunder, such defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank N.A. in effect from time to time from the date such fee was required to be paid.

7.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Republic, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver of any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Arrow, Merger Sub or Arrow Parent, to

Delek Group Ltd.

Bet Adar Building

7 Giborei Israel St.

P.O.B. 8464, New Industrial Park

Natanya (South) 42504, Israel

Attention: General Counsel

Facsimile: 972-9-863-8477

with a copy to

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, New York 10019

Attention:    Michael Groll, Esq.

                    John M. Schwolsky, Esq.

Facsimile:    (212) 424-8500

and

(b) if to Republic, to

5525 LBJ Freeway

Dallas, Texas 75240

Attention:    Parker W. Rush

                    President and Chief Executive Officer

Facsimile:    (972) 788-6109

with a copy to

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3700

Dallas, Texas 75201-2975

Attention:    Jeffrey A. Chapman, Esq.

                    Michael B. Mayes, Esq.

Facsimile:    (214) 999-7797

8.3 Interpretation. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The phrases “known” or “knowledge” mean, with respect to either party to this Agreement, the actual knowledge of such party’s executive officers, after reasonable inquiry.

8.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when one counterpart has been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile or electronic pdf and such facsimile or electronic pdf execution shall have the full force and effect of an original signature.

8.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (including any Exhibits hereto, the Republic Disclosure Letter and the Arrow Disclosure Letter) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement other than the seventh paragraph thereof and the last sentence of the third paragraph thereof and (b) except as provided in Section 5.6(c), is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.6 Governing Law. Except to the extent that the laws of the State of Delaware are mandatorily applicable to the Merger and the rights of holders of Common Stock, this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of law principles thereof.

8.7 Submission to Jurisdiction: Waivers. Each of Arrow, Merger Sub, Arrow Parent and Republic irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns shall be brought and determined in the Supreme Court of the State of New York in New York County or, to the extent permitted by applicable law, in the United States District Court for the Southern District of New York, and each of Arrow, Merger Sub, Arrow Parent and Republic hereby irrevocably and unconditionally submits with respect to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 8.2. Each of Arrow, Merger Sub, Arrow Parent and Republic hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement (i) the defense of sovereign immunity, (ii) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.7, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iv) to the fullest extent permitted by applicable law that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.8 Arrow Parent Guarantee.

(a) Guarantee. Arrow Parent hereby absolutely, unconditionally and irrevocably guarantees (the “Guarantee”), as principal and not as a surety, to Republic (i) the prompt and complete payment in full as and when due and payable by Arrow and Merger Sub (and their respective successors and permitted assigns) of any and all amounts payable by Arrow and Merger Sub pursuant to the terms of this Agreement (such payment obligations, the “Guaranteed Payments”), and (ii) the prompt and complete performance in full by Arrow and Merger Sub (and their respective successors and assigns) of their respective other obligations under the terms of this Agreement (the “Guaranteed Obligations”). The Guaranteed Payments and Guaranteed Obligations are sometimes referred to herein collectively as the “Obligations.” If for any reason Arrow or Merger Sub shall fail or be unable promptly and fully to pay any Guaranteed Payment as and when the same shall be due and payable hereunder or to perform any Guaranteed Obligation, Arrow Parent shall forthwith pay or cause to be paid such Guaranteed Payment to Republic or shall forthwith perform or cause to be performed such Guaranteed Obligation, as the case may be, and Republic shall not be obligated to pursue remedies against Arrow or Merger Sub as a condition to enforcement of the Guarantee. Arrow Parent has the full corporate power and authority to provide the Guarantee, to perform its obligations with respect thereto and to execute this Agreement for the purposes thereof. The provision of the Guarantee, the performance of Arrow Parent’s obligations with respect thereto and the execution and delivery of this Agreement for purposes of this Section 8.8 have been duly and validly authorized and approved by all requisite corporate action of Arrow Parent and no other acts or proceedings on its part are necessary with respect thereto.

(b) Guarantee Absolute. Arrow Parent hereby guarantees that the Guaranteed Payments will be paid and the Guaranteed Obligations will be performed strictly in accordance with the terms of this Agreement. The obligations of Arrow Parent under the Guarantee constitute a present and continuing guarantee of payment and performance, and not of collectibility. Subject to Section 8.8(g), the liability of Arrow Parent under this Section 8.8 shall be absolute, unconditional, present, continuing and irrevocable until all of the Obligations have been indefeasibly paid in full or performed, as applicable, irrespective of:

(i) any assignment or other transfer of this Agreement or any of the rights hereunder of Arrow or Merger Sub hereunder;

(ii) any amendment, waiver, renewal or extension of, or release or consent under, this Agreement, in each case other than in respect of this Section 8.8;

(iii) any acceptance by Republic of partial payment or performance from Arrow or Merger Sub;

(iv) any bankruptcy, insolvency, reorganization, arrangement, composition, adjustment, dissolution, liquidation or other like proceeding relating to Arrow or Merger Sub, or any action taken with respect to this Agreement by any trustee or receiver, or by any court, in any such proceedings; or

(v) any absence of any notice to, or knowledge of, Arrow Parent, of the existence or occurrence of any of the matters set forth in the foregoing subsections (i) through (iv).

Subject to Section 8.8(g), the obligations of Arrow Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claims of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Obligations or otherwise, provided that nothing contained in this Section 8.8 shall limit the ability of Arrow, Merger Sub or Arrow Parent to bring any action or claim under this Agreement.

(c) Continuing Guarantee. The Guarantee is a continuing Guarantee and shall (i) remain in full force and effect until the complete performance of all of the Guaranteed Obligations and the indefeasible payment in full of all of the Guaranteed Payments, (ii) be binding upon Arrow Parent, its successors and permitted assigns and (iii) inure to the benefit of and be enforceable by Republic and its successors, transferees and permitted assigns; provided, however, that notwithstanding Section 8.10, the obligations of Arrow Parent in this Section 8.8 may not be assigned, transferred or delegated without the prior written consent of Republic. Any attempted assignment or transfer in violation of this Section 8.8(c) shall be void.

(d) Waiver. Arrow Parent hereby waives promptness, diligence, all setoffs, presentments, protests and notice of acceptance and any other notice relating to any of the Obligations or this Section 8.8.

(e) Subrogation Waiver. Arrow Parent agrees that it shall not have any rights (direct or indirect) of subrogation, contribution, reimbursement, indemnification, or other rights of payment or recovery from Republic for any payments made by Arrow Parent hereunder until all Obligations have been fully and indefeasibly paid and performed, and Arrow Parent hereby irrevocably waives and releases, absolutely and unconditionally, any such rights of subrogation, contribution, reimbursement, indemnification and other rights of payment or recovery it may now have or hereafter acquire against Arrow or Merger Sub until all Obligations have been fully and indefeasibly paid and performed.

(f) Reinstatement. The obligations of Arrow Parent under this Section 8.8 shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Payments is rescinded or must otherwise be returned to Arrow or Merger Sub or any other entity, or any of the Guaranteed Obligations is rescinded or annulled, upon the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation or reorganization of Arrow or Merger Sub, as though such payment had not been made or performance had not occurred, as applicable.

(g) Certain Defenses. Republic agrees that notwithstanding anything contained herein to the contrary, except as provided in the last sentence of this Section 8.8(g), Arrow Parent shall not be obligated to pay or perform any Obligation hereunder to the extent that Arrow or Merger Sub, as the case may be, is not required to pay or perform such Obligation as a result of any right or offset, counterclaim or other defense available to Arrow or Merger Sub, as the case may be, with respect to such Obligation in accordance with the provisions of the this Agreement (collectively, a “Purchaser Defense”). In furtherance thereof, Arrow Parent shall be entitled to assert any Purchaser Defense to the same extent that any such Purchaser Defense could be asserted by Arrow or Merger Sub, as the case may be, in any action brought by Republic to enforce the Obligations against Arrow or Merger Sub, as the case may be. Notwithstanding the foregoing provisions of this Section 8.8(g), in no event shall any stay or discharge or other impairment of or limitation on the Obligations as the result of any bankruptcy, insolvency, reorganization, arrangement, composition, adjustment, dissolution, liquidation or other like proceeding relating to Arrow or Merger Sub, as the case may be, or any action taken with respect to this Agreement by any trustee or receiver, or by any court, in any such proceeding, give rise to any defense to payment or performance by Arrow Parent hereunder.

(h) Submission to Jurisdiction. Notwithstanding any other term or condition hereof, including the cover page and Arrow Parent’s signature block on the signature page hereof, Arrow Parent agrees that it is subject to Section 8.7 in addition to this Section 8.8.

8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void; provided that Arrow may assign this Agreement to any Subsidiary of Arrow Parent, it being understood that no such assignment shall relieve Arrow of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 8.7, this being in addition to any other remedy to which they are entitled at law or in equity.

8.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, Arrow, Arrow Parent, Merger Sub and Republic have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

ARROW CAPITAL US INC.

By:	/s/ Asaf Bartfeld
Name:	Asaf Bartfeld
Title:	President

By:	/s/ Danny Guttman
Name:	Danny Guttman
Title:	Vice-President

ARROW SUBSIDIARY CORPORATION

By:	/s/ Asaf Bartfeld
Name:	Asaf Bartfeld
Title:	President

REPUBLIC COMPANIES GROUP, INC.

By:	/s/ Parker W. Rush
Name:	Parker W. Rush
Title:	President and CEO

Only as to Section 8.8:

DELEK GROUP LTD.

By:	/s/ Asaf Bartfeld
Name:	Asaf Bartfeld
Title:	President and Chief Executive Officer

By:	/s/ Gabriel Last
Name:	Gabriel Last
Title:	Chairman